CBD Media LLC
PRICE SCHEDULE
FULL SIZE DIRECTORIES
EFFECTIVE JANUARY 1, 2005

PLATING

PER PAGE:	1/COLOR	$11.86
	2/COLOR	$11.86
	3/COLOR	$14.63
	4/COLOR	$14.63

NOTE: THE ABOVE PLATING PRICES ARE BASED ON THE RECEIPT OF R. C. PAPER POSITIVES, CAMERA READY PAGE MECHANICALS, NEGATIVES OR DIGITAL FILES.

PRESSWORK

MAKEREADY, PER PAGE:	1/COLOR	$6.48
	2/COLOR	$6.96
	3/COLOR	$7.51
	4/COLOR	$8.04
RUNNING, PER 1,000 PAGES:	1/COLOR	$0.1871
	2/COLOR	$0.1901
	3/COLOR	$0.4421
	4/COLOR	$0.4492
YELLOW TINTING, PER 1,000 PAGES:		$0.1730

PRESSWORK - SPLIT RUN SPECIAL FORMS (4/COLOR PROCESS)

MAKEREADY, PER 32 PAGE FORM (8-7/8" AND 9" TRIM SIZES)	$1,960.05
MAKEREADY, PER 28 PAGE FORM (9-5/8" TRIM SIZE)	$2,492.69

NOTE: PLATING, PRESS RUNNING AND ADDITIONAL BINDING POCKETS, IF REQUIRED, WILL BE CHARGED AT THE RATES CONTAINED HEREIN.

BINDING

ORIGINAL SETUP, PER TITLE:	$988.72
BASIC, PER 1,000 BOUND:	$54.38
GATHERING, PER COMPONENT, PER 1,000:	$4.25
SECTION CHANGE, PER SECTION:	$251.79

COVERS

PLATES, PER COLOR, PER SIDE:	$54.43
MAKEREADY, PER PASS: (MAXIMUM OF 6 COLORS PER PASS)	$970.16
RUNNING, PER 1,000 COVERS - SINGLE PASS:	$17.83
RUNNING, PER 1,000 COVERS - DOUBLE PASS:	$35.66

NOTE: VARNISH DOES NOT COUNT AS A COLOR FOR PLATING PURPOSES, BUT DOES COUNT AS A COLOR FOR PRESS MAKEREADY AND RUNNING.

TEXT PAPER REQUIREMENTS

	20# Stock	20.9# Stock	22.1# Stock	22.5# Stock	35# Stock
8-7/8" x 10-7/8" Trim Size					
Pounds, Per 1,000 Printed Pages					
1/Color	2.661#	2.781#	2.941#	2.994#	4.236#
2/Color	2.663#	2.783#	3.943#	2.996#	4.239#
3/Color	2.769#	2.831#	2.994#	3.048#	4.312#
4/Color	2.771#	2.833#	2.996#	3.050#	4.315#
Additional for Full Page Tint	N/A	0.020#	0.022#	0.022#	N/A
9" x 10-7/8" Trim Size					
Pounds, Per 1,000 Printed Pages					
1/Color	2.699#	2.820#	2.982#	3.036#	4.296#
2/Color	2.701#	2.822#	2.984#	3.038#	4.299#
3/Color	2.748#	2.871#	3.036#	3.091#	4.373#
4/Color	2.750#	2.873#	3.038#	3.093#	4.376#
Additional for Full Page Tint	N/A	0.021#	0.023#	0.023#	N/A
9-5/8" x 10-7/8" Trim Size					
Pounds, Per 1,000 Printed Pages					
1/Color	2.886#	3.016#	3.189#	3.247#	4.594#
2/Color	2.888#	3.018#	3.191#	3.249#	4.596#
3/Color	2.939#	3.071#	3.247#	3.306#	4.678#
4/Color	2.940#	3.073#	3.249#	3.308#	4.680#
Additional for Full Page Tint	N/A	0.022#	0.024#	0.024#	N/A

COVER PAPER REQUIREMENTS (COATED ONE SIDE COVER STOCK)

	120# Stock	123# Stock
8-7/8" X 10-7/8" Trim Size		
Pounds, Per 1,000 Covers		
Single Pass (Up to 6 Colors Including Varnish)	84.13#	86.23#
Double Pass (More Than 6 Colors)	87.39#	89.57#
9" x 10-7/8" Trim Size		
Pounds, Per 1,000 Covers		
Single Pass (Up to 6 Colors Including Varnish)	84.13#	86.23#
Double Pass (More Than 6 Colors)	87.39#	89.57#
9-5/8" x 10-7/8" Trim Size		
Pounds Per 1,000 Covers		
Single Pass (Up to 6 Color Including Varnish)	91.24#	93.52#
Double Pass (More Than 6 Colors)	94.77#	97.14#

CBD Media LLC
FULL SIZE DIRECTORIES

	Tab pricing based on 4 over 4 colors 9 5/8" x 10 7/8" die-cut and fold tabs running 6-up (pricing does not include price of binding pocket)															
With Quantity Price Break	Enter M wgt for 8pt c2s paper Here =			262	218	Enter Number Up Here =			6							
With Quantity Price Break	Enter cwt$ for 8pt c2s paper Here =			$75.85	$72.15	Cumulative CPI-W Adjustment =			102.79%							
Notes (see below) ---->	A	A	A	A	A	A	B	B	C	C	C	C	C	C	C	C
Quantity	7,000	15,000	25,000	50,000	75,000	100,000	[redacted]	[redacted]	250,000	350,000	450,000	550,000	650,000	750,000	850,000	1,000,000
Paper	$ 573.00	$ 864.46	$ 1,228.80	$ 2,139.63	$ 3,050.46	$ 3,961.29	$ 4,811.77	$ 6,327.51	$ 7,460.65	$ 10,344.24	$ 13,227.84	$ 16,111.43	$ 18,995.03	$ 21,878.62	$ 24,762.22	$ 29,087.61
Materials	$ 198.17	$ 231.94	$ 274.15	$ 379.68	$ 485.21	$ 590.74	$ 801.80	$ 1,012.87	$ 1,223.93	$ 1,646.05	$ 2,068.18	$ 2,490.30	$ 2,994.66	$ 3,416.78	$ 3,838.90	$ 4,472.09
Labor	$ 1,039.83	$ 1,071.97	$ 1,112.14	$ 1,212.58	$ 1,313.01	$ 1,413.45	$ 1,819.90	$ 2,020.77	$ 2,427.21	$ 3,034.53	$ 3,641.85	$ 4,249.17	$ 4,856.48	$ 5,463.80	$ 6,071.12	$ 6,879.31
Buyouts	$ 632.07	$ 752.56	$ 903.16	$ 1,279.68	$ 1,656.19	$ 1,983.14	$ 2,628.23	$ 3,273.33	$ 3,918.43	$ 5,208.62	$ 6,498.81	$ 7,789.00	$ 9,079.19	$ 10,369.38	$ 11,659.58	$ 13,594.86
Total	$ 2,443.07	$ 2,920.93	$ 3,518.26	$ 5,011.56	$ 6,504.87	$ 7,948.62	$ 10,061.70	$ 12,634.47	$ 15,030.22	$ 20,233.44	$ 25,436.67	$ 30,639.90	$ 35,925.36	$ 41,128.59	$ 46,331.82	$ 54,033.87
Price/M Paper	$ 36.43	$ 36.43	$ 36.43	$ 36.43	$ 36.43	$ 36.43	$ 30.31	$ 30.31	$ 28.84	$ 28.84	$ 28.84	$ 28.84	$ 28.84	$ 28.84	$ 28.84	$ 28.84
Price/M Materials	$ 9.48	$ 6.68	$ 5.69	$ 4.96	$ 4.71	$ 4.59	$ 4.47	$ 4.41	$ 4.37	$ 4.33	$ 4.30	$ 4.29	$ 4.28	$ 4.27	$ 4.26	$ 4.26
Price/M Labor	$ 4.02	$ 4.02	$ 4.02	$ 4.02	$ 4.02	$ 4.02	$ 4.02	$ 4.02	$ 4.02	$ 4.02	$ 4.02	$ 4.02	$ 4.02	$ 4.02	$ 4.02	$ 4.02
Price/M Buyouts	$ 14.34	$ 14.34	$ 14.34	$ 14.34	$ 14.34	$ 12.29	$ 12.29	$ 12.29	$ 12.29	$ 12.29	$ 12.29	$ 12.29	$ 12.29	$ 12.29	$ 12.29	$ 12.29
Price/M Total	$ 64.28	$ 61.47	$ 60.49	$ 59.75	$ 59.51	$ 57.33	$ 51.09	$ 51.03	$ 49.51	$ 49.47	$ 49.44	$ 49.43	$ 49.42	$ 49.41	$ 49.41	$ 49.40
Base Mfg/M	$ 27.84	$ 25.04	$ 24.06	$ 23.32	$ 23.07	$ 20.89	$ 20.77	$ 20.71	$ 20.67	$ 20.63	$ 20.61	$ 20.59	$ 20.58	$ 20.58	$ 20.57	$ 20.56
MR Paper Price	$ 317.96	$ 317.96	$ 317.96	$ 317.96	$ 317.96	$ 317.96	$ 264.56	$ 264.56	$251.66	$251.66	$251.66	$251.66	$251.66	$251.66	$251.66	$251.66
Run Paper Price	$ 255.03	$ 546.50	$ 910.83	$ 1,821.67	$ 2,732.50	$ 3,643.33	$ 4,547.21	$ 6,062.94	$7,208.99	$10,092.58	$12,976.18	$15,859.77	$18,743.37	$21,626.96	$24,510.56	$28,835.95
Total Paper	$ 572.99	$ 864.46	$ 1,228.79	$ 2,139.63	$ 3,050.46	$ 3,961.29	$ 4,811.77	$ 6,327.51	$ 7,460.65	$ 10,344.24	$ 13,227.84	$ 16,111.43	$ 18,995.02	$ 21,878.62	$ 24,762.22	$ 29,087.61
MR Pounds	419.20	419.20	419.20	419.20	419.20	419.20	348.80	348.80	348.80	348.80	348.80	348.80	348.80	348.80	348.80	348.80
Run Pounds	336.23	720.50	1,200.83	2,401.67	3,602.50	4,803.33	5,995.00	7,993.33	9,991.67	13,988.33	17,985.00	21,981.67	25,978.33	29,975.00	33,971.67	39,966.67
Total Useage	755.43	1,139.70	1,620.03	2,820.87	4,021.70	5,222.53	6,343.80	8,342.13	10,340.47	14,337.13	18,333.80	22,330.47	26,327.13	30,323.80	34,320.47	40,315.47
Run Pounds/M tabs	48.03	48.03	48.03	48.03	48.03	48.03	39.97	39.97	39.97	39.97	39.97	39.97	39.97	39.97	39.97	39.97

	Quantity	Price for Paper	Price for Materials	Price for Labor	Price for Buyouts	Total Price	Total Mfg	Run Paper Pounds	Run Paper Price	Total Paper Pounds	Total Paper Price
Actual	150,000	$ 4,811.77	$ 801.80	$ 1,819.90	$ 2,628.23	$ 10,061.70	$ 5,249.93	5,995.00	$ 4,326.39	348.80	$ 264.56
Base (see above)	150,000	$ 4,811.77	$ 801.80	$ 1,819.90	$ 2,628.23	$ 10,061.70	$ 5,249.93	5,995.00	$ 4,326.39	5,995.00	$ 4,547.21
Diff	0	$ -	$ -	$ -	$ -	$ -	$ -	0.00	$ -	6,343.80	$ 4,811.77
						Base Mfg/M =	$ 20.77				

$ (0.00)

Notes:	(Results due to quantity breaks)
A	Pricing based or 262 M weight $75.85/cwt
B	Pricing based or 218 M weight $75.85/cwt
C	Pricing based or 218 M weight $72.15/cwt

CBD Media LLC
FULL SIZE DIRECTORIES

Tab pricing based on 4 over 4 colors 8 7/8" x 10" die-cut and fold tabs running 8-up (pricing does not include price of binding pocket)

With Quantity Price Break	Enter M wgt for 8pt c2s paper Here =			262	262		Enter Number Up Here =		8							
With Quantity Price Break	Enter cwt$ for 8pt c2s paper Here =			$75.86	$72.15		Cumulative CPI-W Adjustment =		102.79%							
Notes (see below) ---->	A	A	A	A	A	A	A	A	A	B	B	B	B	B	B	B
Quantity	7,000	15,000	25,000	50,000	75,000	100,000	150,000	200,000	250,000	350,000	450,000	550,000	650,000	750,000	850,000	1,000,000
Paper	$ 509.31	$ 727.93	$ 1,001.22	$ 1,684.43	$ 2,367.65	$ 3,050.86	$ 4,417.29	$ 5,783.72	$ 7,150.15	$ 9,399.67	$ 11,998.87	$ 14,598.07	$ 17,197.28	$ 19,796.48	$ 22,395.68	$ 26,294.49
Materials	$ 190.78	$ 216.11	$ 247.77	$ 326.91	$ 406.06	$ 485.21	$ 643.51	$ 801.80	$ 960.10	$ 1,276.69	$ 1,593.29	$ 1,909.88	$ 2,226.47	$ 2,543.07	$ 2,941.89	$ 3,416.78
Labor	$ 1,032.80	$ 1,056.91	$ 1,087.04	$ 1,162.36	$ 1,237.69	$ 1,313.01	$ 1,669.25	$ 1,819.90	$ 2,176.13	$ 2,683.01	$ 3,189.89	$ 3,696.78	$ 4,203.66	$ 4,710.54	$ 5,217.43	$ 5,874.96
Buyouts	$ 616.88	$ 719.99	$ 848.89	$ 1,171.13	$ 1,493.36	$ 1,815.60	$ 2,422.77	$ 2,985.99	$ 3,549.21	$ 4,675.65	$ 5,802.08	$ 6,928.52	$ 8,054.96	$ 9,181.39	$ 10,307.83	$ 11,997.48
Total	$ 2,349.77	$ 2,720.94	$ 3,184.91	$ 4,344.83	$ 5,504.76	$ 6,664.69	$ 9,152.81	$ 11,391.41	$ 13,835.59	$ 18,035.02	$ 22,584.13	$ 27,133.25	$ 31,682.37	$ 36,231.48	$ 40,862.83	$ 47,583.72
Price/M Paper	$ 27.33	$ 27.33	$ 27.33	$ 27.33	$ 27.33	$ 27.33	$ 27.33	$ 27.33	$ 27.33	$ 25.99	$ 25.99	$ 25.99	$ 25.99	$ 25.99	$ 25.99	$ 25.99
Price/M Materials	$ 8.43	$ 5.62	$ 4.64	$ 3.90	$ 3.66	$ 3.53	$ 3.41	$ 3.35	$ 3.31	$ 3.27	$ 3.25	$ 3.23	$ 3.22	$ 3.22	$ 3.21	$ 3.20
Price/M Labor	$ 3.01	$ 3.01	$ 3.01	$ 3.01	$ 3.01	$ 3.01	$ 3.01	$ 3.01	$ 3.01	$ 3.01	$ 3.01	$ 3.01	$ 3.01	$ 3.01	$ 3.01	$ 3.01
Price/M Buyouts	$ 12.28	$ 12.28	$ 12.28	$ 12.28	$ 12.28	$ 12.28	$ 10.73	$ 10.73	$ 10.73	$ 10.73	$ 10.73	$ 10.73	$ 10.73	$ 10.73	$ 10.73	$ 10.73
Price/M Total	$ 51.05	$ 48.24	$ 47.26	$ 46.52	$ 46.27	$ 46.15	$ 44.48	$ 44.42	$ 44.38	$ 43.00	$ 42.98	$ 42.97	$ 42.96	$ 42.95	$ 42.94	$ 42.94
Base Mfg/M	$ 23.72	$ 20.91	$ 19.93	$ 19.19	$ 18.95	$ 18.82	$ 17.15	$ 17.09	$ 17.05	$ 17.01	$ 16.99	$ 16.97	$ 16.96	$ 16.96	$ 16.95	$ 16.94
MR Paper Price	$ 318.01	$ 318.01	$ 318.01	$ 318.01	$ 318.01	$ 318.01	$ 318.01	$318.01	$318.01	$302.45	$302.45	$302.45	$302.45	$302.45	$302.45	$302.45
Run Paper Price	$ 191.30	$ 409.93	$ 683.22	$ 1,366.43	$ 2,049.65	$ 2,732.86	$ 4,099.28	$5,465.71	$6,832.14	$9,097.21	$11,696.42	$14,295.62	$16,894.82	$19,494.03	$22,093.23	$25,992.04
Total Paper	$ 509.31	$ 727.94	$ 1,001.22	$ 1,684.43	$ 2,367.65	$ 3,050.86	$ 4,417.29	$ 5,783.72	$ 7,150.15	$ 9,399.67	$ 11,998.87	$ 14,598.07	$ 17,197.28	$ 19,796.48	$ 22,395.68	$ 26,294.49
MR Pounds	419.20	419.20	419.20	419.20	419.20	419.20	419.20	419.20	419.20	419.20	419.20	419.20	419.20	419.20	419.20	419.20
Run Pounds	252.18	540.38	900.63	1,801.25	2,701.88	3,602.50	5,403.75	7,205.00	9,006.25	12,608.75	16,211.25	19,813.75	23,416.25	27,018.75	30,621.25	36,025.00
Total Useage	671.38	959.58	1,319.83	2,220.45	3,121.08	4,021.70	5,822.95	7,624.20	9,425.45	13,027.95	16,630.45	20,232.95	23,835.45	27,437.95	31,040.45	36,444.20
Run Pounds/M tabs	36.03	36.03	36.03	36.03	36.03	36.03	36.03	36.03	36.03	36.03	36.03	36.03	36.03	36.03	36.03	36.03

	Quantity	Price for Paper	Price for Materials	Price for Labor	Price for Buyouts	Total Price	Total Mfg	Run Paper Pounds	Run Paper Price	Total Paper Pounds	Total Paper Price
Actual	250,000	$ 7,150.15	$ 960.10	$ 2,176.13	$ 3,549.21	$ 13,835.59	$ 6,685.44	9,006.25	$ 6,832.14	419.20	$ 318.01
Base (see above)	250,000	$ 7,150.15	$ 960.10	$ 2,176.13	$ 3,549.21	$ 13,835.59	$ 6,685.44	9,006.25	$ 6,832.14	9,006.25	$ 6,832.14
Diff	0	$ -	$ -	$ -	$ -	$ -	$ -	0.00	$ -	9,425.45	$ 7,150.15

Base Mfg/M = $ 17.05

Notes:	(Results due to quantity breaks)		
A	Pricing based or 262 M weight	$75.85/cwt	
B	Pricing based or 262 M weight	$72.15/cwt	
C	Pricing based or	N/A	N/A

Quebecor World, Inc
Pricing for Paper Tip-ons
Assumptions:

Customer: CBD Media, LLC
Sales Executive: Al Skwara
Prices effective: 1/1/2005

Pricing is in US$ and based on process inks only, with no bleeds or bleeds that can be split cut.
Pricing good for QW Waukee, QW Loveland, and QW Hazleton. Freight incurred for shipping to plants outside the Directory Group will be billed separately.
Perf or Coating must be counted as a color. This is done automaticly by the formula.
Paper prices in this quotation are based on current prices and are subject to adjustment and availability at the time the paper is shipped from the supplier.
NOTE to customers that mail their books: Applying a magnetic tip-on may result in extra mailing costs depending on the mailer's special requirements for applying either a paper address label or ink-jetting an address on books with magnetic tip-ons affixed to the cover.
Minimum quantity of 1,000 - Calculations for quantities below 5,000 include unit price increase.

Pricing a Tip-on Fill in the below shaded cells.

Title	Quantity	Size	# of Colors	Paper Type	Perf?	Coated?	MFG MR $	MFG Run $	Paper MR $	Paper Run $	Application $	Shipping lbs.	Total $	Add'l M's $
	10,000	4 x 4	8	80lb. Sterling Ultra Gloss Text	No	No	$ 1,755.36	$ 32.90	$ 29.18	$ 23.80	$ 407.05	27	$2,248.29	$46.82
	100,000	4 x 4	8	80lb. Sterling Ultra Gloss Text	No	No	$ 1,755.36	$ 329.00	$ 29.18	$ 238.00	$ 4,070.50	270	$6,422.04	$46.82
	250,000	4 x 4	8	80lb. Sterling Ultra Gloss Text	No	No	$ 1,755.36	$ 822.50	$ 29.18	$ 595.00	$ 10,176.25	674	$13,378.29	$46.82
	500,000	4 x 4	8	80lb. Sterling Ultra Gloss Text	No	No	$ 1,755.36	$ 1,645.00	$ 29.18	$ 1,190.00	$ 20,352.50	1,348	$24,972.04	$46.82
	1,000,000	4 x 4	8	80lb. Sterling Ultra Gloss Text	No	No	$ 1,755.36	$ 3,290.00	$ 29.18	$ 2,380.00	$ 40,705.00	2,695	$48,159.54	$46.82
	0	5 x 7	8	100lb. Fortune Matte	No	No	$ -	$ -	$ -	$ -	$ -	0	$0.00	$0.00
	0	5 x 7	8	100lb. Fortune Matte	No	No	$ -	$ -	$ -	$ -	$ -	0	$0.00	$0.00

Quebecor World, Inc
Pricing for Magnecote Tip-ons
Assumptions:

Customer: CBD Media, LLC
Sales Executive: Al Skwara
Prices effective: 1/1/2005

Pricing is in **US$** and based on process inks only, with no bleeds or bleeds that can be split cut.
Pricing good for QW Waukee, QW Loveland, and QW Hazleton. Freight incurred for shipping to plants outside the Directory Group will be billed separately.
Perf or Coating must be counted as a color. This is done automaticly by the formula. We assume all Magnecote will be coated. (Pricing based on a maximum of 5 colors)
Paper prices in this quotation are based on current prices and are subject to adjustment and availability at the time the paper is shipped from the supplier.
NOTE to customers that mail their books: Applying a magnetic tip-on may result in extra mailing costs depending on the mailer's special requirements for applying either a paper address label or ink-jetting an address on books with magnetic tip-ons affixed to the cover.
Minimum quantity of 1,000

Pricing a Tip-on Fill in the below shaded cells.

Title	Quantity	Size	# of Colors	Perf?	MFG MR $	MFG Run $	Paper MR $	Paper Run $	Application $	Shipping lbs.	Total $	Add'l M's $
	10,000	5 x 7	4	No	$ 1,125.26	$ 526.20	$ 219.02	$ 1,927.10	$ 396.00	309	**$4,193.58**	$284.59
	10,000	5 x 7	4	No	$ 1,125.26	$ 526.20	$ 219.02	$ 1,927.10	$ 396.00	309	**$4,193.58**	$284.59
	10,000	5 x 7	4	No	$ 1,125.26	$ 526.20	$ 219.02	$ 1,927.10	$ 396.00	309	**$4,193.58**	$284.59
	10,000	5 x 7	4	No	$ 1,125.26	$ 526.20	$ 219.02	$ 1,927.10	$ 396.00	309	**$4,193.58**	$284.59
	10,000	5 x 7	4	No	$ 1,125.26	$ 526.20	$ 219.02	$ 1,927.10	$ 396.00	309	**$4,193.58**	$284.59
	10,000	5 x 7	4	No	$ 1,125.26	$ 526.20	$ 219.02	$ 1,927.10	$ 396.00	309	**$4,193.58**	$284.59
	10,000	5 x 7	4	No	$ 1,125.26	$ 526.20	$ 219.02	$ 1,927.10	$ 396.00	309	**$4,193.58**	$284.59

Paper	$/cwt
Magnecote	$362.91

Price List	Price	Base $
Application per M	40.700	39.600

Cumulative CPI-W Adjustment =	**102.79%**

CBD Media LLC
PRICE SCHEDULE
MIDI DIRECTORIES
EFFECTIVE JANUARY 1, 2005

PRELIMINARY, PLATES & MAKEREADY

1/COLOR, PER PAGE	$17.97
2/COLOR, PER PAGE	$19.31
3/COLOR, PER PAGE	$48.95
4/COLOR, PER PAGE	$50.27

NOTE: THE ABOVE PRICES ARE BASED ON RECEIVING R. C. PAPER POSITIVES, CAMERA READY PAGE MECHANICALS, NEGATIVES OR DIGITAL FILES.

4/COLOR PRESS WASHUP	$2,200.67

PRESS RUNNING

1/COLOR, PER 1,000 PRINTED PAGES	$0.2066
2/COLOR, PER 1,000 PRINTED PAGES	$0.2470
3/COLOR, PER 1,000 PRINTED PAGES	$0.2964
4/COLOR, PER 1,000 PRINTED PAGES	$0.3233
ADDITIONAL FOR FULL PAGE TINT, PER 1,000 PRINTED PAGES	$0.1506

.ELIMINARY, PLATING AND MAKEREADY - SPLIT RUN SPECIAL 32 PAGE FORMS (4/COLOR PROCESS)

PRELIMINARY & PLATES, PER PAGE	$44.20
MAKEREADY, PER 32 PAGE FORM	$1,765.46

NOTE: PRESS RUNNING AND ADDITIONAL BINDING POCKETS, IF REQUIRED, WILL BE CHARGED AT THE RATES CONTAINED HEREIN.

COVER PRESSWORK

PLATES & MAKEREADY, PER TITLE	$1,645.96
RUNNING, PER 1,000 COVERS	$40.42

BINDING

SIZE CHANGE, PER TITLE	$2,887.80
MAKEREADY (12 POCKETS OR LESS)	$1,257.52
RUNNING, PER 1,000 COPIES (12 POCKETS OR LESS)	$291.92
MAKEREADY (MORE THAN 12 POCKETS)	$2,034.49
RUNNING, PER 1,000 COPIES (MORE THAN 12 POCKETS)	$417.68

PRICE SCHEDULE
MIDI DIRECTORIES
(CONTINUED)
EFFECTIVE JANUARY 1, 2005

TAB CARDS

PLATES & MAKEREADY, PER SIDE	$1,472.45
RUNNING, PER 1,000 COPIES	$14.87

PAPER REQUIREMENTS

MAKEREADY POUNDS	20# STOCK	20.9# STOCK	22.1# STOCK	22.5# STOCK	35# STOCK
1/COLOR, POUNDS PER PAGE	25	26.0	27.5	28	DNA
2/COLOR, POUNDS PER PAGE	27	27.9	29.5	30	DNA
3/COLOR, POUNDS PER PAGE	63.8	66.6	70.4	71.7	DNA
4/COLOR, POUNDS PER PAGE	65	67.8	71.7	73	95
	10 POINT (120#)			10 POINT (123#)	7 POINT
COVERS	402			412.05	DNA
TAB CARDS	402			DNA	383
RUNNING POUNDS					
1/COLOR, PER 1,000 PRINTED PAGES	2.00	2.09	2.21	2.25	DNA
2/COLOR, PER 1,000 PRINTED PAGES	2.22	2.32	2.46	2.50	DNA
3/COLOR, PER 1,000 PRINTED PAGES	2.25	2.35	2.49	2.53	DNA
4/COLOR, PER 1,000 PRINTED PAGES	2.25	2.35	2.49	2.53	3.255
	10 POINT (120#)			10 POINT (123#)	7 POINT
COVERS, PER 1,000 COVERS	61.11			62.64	DNA
TAB CARDS, PER 1,000 CARDS	37.73			DNA	21.50

CBD Media LLC
MIDI DIRECTORIES

Tab pricing based on 4 over 4 colors 6 7/8" x 7 3/4" die-cut and fold tabs running 8-up (pricing does not include price of binding pocket)

With Quantity Price Break	Enter M wgt for 8pt c2s paper Here =			262	218	Enter Number Up Here =		8								
With Quantity Price Break	Enter cwt$ for 8pt c2s paper Here =			$75.86	$72.15	Cumulative CPI-W Adjustment =		102.79%								
Notes (see below) ---->	A	A	A	A	A	A	A	B	B	C	C	C	C	C	C	C
Quantity	7,000	15,000	25,000	50,000	75,000	100,000	150,000	200,000	250,000	350,000	450,000	550,000	650,000	750,000	850,000	1,000,000
Paper	$ 509.31	$ 727.93	$ 1,001.22	$ 1,684.43	$ 2,367.65	$ 3,050.86	$ 4,417.29	$ 4,812.41	$ 5,949.36	$ 7,821.10	$ 9,983.79	$ 12,146.49	$ 14,309.18	$ 16,471.88	$ 18,634.58	$ 21,878.62
Materials	$ 190.78	$ 216.11	$ 247.77	$ 326.91	$ 406.06	$ 485.21	$ 643.51	$ 801.80	$ 960.10	$ 1,276.69	$ 1,593.29	$ 1,909.88	$ 2,226.47	$ 2,543.07	$ 2,941.89	$ 3,416.78
Labor	$ 1,032.80	$ 1,056.91	$ 1,087.04	$ 1,162.36	$ 1,237.69	$ 1,313.01	$ 1,669.25	$ 1,819.90	$ 2,176.13	$ 2,683.01	$ 3,189.89	$ 3,696.78	$ 4,203.66	$ 4,710.54	$ 5,217.43	$ 5,874.96
Buyouts	$ 616.88	$ 719.99	$ 848.89	$ 1,171.13	$ 1,493.36	$ 1,815.60	$ 2,422.77	$ 2,985.99	$ 3,549.21	$ 4,675.65	$ 5,802.08	$ 6,928.52	$ 8,054.96	$ 9,181.39	$ 10,307.83	$ 11,997.48
Total	$ 2,349.77	$ 2,720.94	$ 3,184.91	$ 4,344.83	$ 5,504.76	$ 6,664.69	$ 9,152.81	$ 10,420.10	$ 12,634.80	$ 16,456.45	$ 20,569.05	$ 24,681.67	$ 28,794.27	$ 32,906.88	$ 37,101.73	$ 43,167.85
Price/M Paper	$ 27.33	$ 27.33	$ 27.33	$ 27.33	$ 27.33	$ 27.33	$ 27.33	$ 22.74	$ 22.74	$ 21.63	$ 21.63	$ 21.63	$ 21.63	$ 21.63	$ 21.63	$ 21.63
Price/M Materials	$ 8.43	$ 5.62	$ 4.64	$ 3.90	$ 3.66	$ 3.53	$ 3.41	$ 3.35	$ 3.31	$ 3.27	$ 3.25	$ 3.23	$ 3.22	$ 3.22	$ 3.21	$ 3.20
Price/M Labor	$ 3.01	$ 3.01	$ 3.01	$ 3.01	$ 3.01	$ 3.01	$ 3.01	$ 3.01	$ 3.01	$ 3.01	$ 3.01	$ 3.01	$ 3.01	$ 3.01	$ 3.01	$ 3.01
Price/M Buyouts	$ 12.28	$ 12.28	$ 12.28	$ 12.28	$ 12.28	$ 12.28	$ 10.73	$ 10.73	$ 10.73	$ 10.73	$ 10.73	$ 10.73	$ 10.73	$ 10.73	$ 10.73	$ 10.73
Price/M Total	$ 51.05	$ 48.24	$ 47.26	$ 46.52	$ 46.27	$ 46.15	$ 44.48	$ 39.83	$ 39.79	$ 38.64	$ 38.62	$ 38.60	$ 38.59	$ 38.58	$ 38.58	$ 38.57
Base Mfg/M	$ 23.72	$ 20.91	$ 19.93	$ 19.19	$ 18.95	$ 18.82	$ 17.15	$ 17.09	$ 17.05	$ 17.01	$ 16.99	$ 16.97	$ 16.96	$ 16.96	$ 16.95	$ 16.94
MR Paper Price	$ 318.01	$ 318.01	$ 318.01	$ 318.01	$ 318.01	$ 318.01	$ 318.01	$ 264.60	$ 264.60	$ 251.66	$ 251.66	$ 251.66	$ 251.66	$ 251.66	$ 251.66	$ 251.66
Run Paper Price	$ 191.30	$ 409.93	$ 683.22	$ 1,366.43	$ 2,049.65	$ 2,732.86	$ 4,099.28	$ 4,547.81	$ 5,684.76	$ 7,569.44	$ 9,732.13	$ 11,894.83	$ 14,057.53	$ 16,220.22	$ 18,382.92	$ 21,626.96
Total Paper	$ 509.31	$ 727.94	$ 1,001.22	$ 1,684.43	$ 2,367.65	$ 3,050.86	$ 4,417.29	$ 4,812.41	$ 5,949.36	$ 7,821.10	$ 9,983.79	$ 12,146.49	$ 14,309.18	$ 16,471.88	$ 18,634.58	$ 21,878.62
MR Pounds	419.20	419.20	419.20	419.20	419.20	419.20	419.20	348.80	348.80	348.80	348.80	348.80	348.80	348.80	348.80	348.80
Run Pounds	252.18	540.38	900.63	1,801.25	2,701.88	3,602.50	5,403.75	5,995.00	7,493.75	10,491.25	13,488.75	16,486.25	19,483.75	22,481.25	25,478.75	29,975.00
Total Useage	671.38	959.58	1,319.83	2,220.45	3,121.08	4,021.70	5,822.95	6,343.80	7,842.55	10,840.05	13,837.55	16,835.05	19,832.55	22,830.05	25,827.55	30,323.80
Run Pounds/M tabs	36.03	36.03	36.03	36.03	36.03	36.03	36.03	29.98	29.98	29.98	29.98	29.98	29.98	29.98	29.98	29.98

	Quantity	Price for Paper	Price for Materials	Price for Labor	Price for Buyouts	Total Price	Total Mfg	Run Paper Pounds	Run Paper Price	Total Paper Pounds	Total Paper Price
Actual	256,000	$ 6,085.79	$ 979.98	$ 2,194.21	$ 3,613.58	$ 12,873.56	$ 6,787.76	7,673.60	$ 5,636.50	348.80	$ 264.60
Base (see above)	250,000	$ 5,949.36	$ 960.10	$ 2,176.13	$ 3,549.21	$ 12,634.80	$ 6,685.44	7,493.75	$ 5,406.74	7,673.60	$ 5,821.19
Diff	6,000	$ 136.43	$ 19.88	$ 18.08	$ 64.37	$ 238.76	$ 102.33	179.85	$ 129.76	8,022.40	$ 6,085.79
						Base Mfg/M =	$ 17.05				

$ 0.00

Notes:	(Results due to quantity breaks)
A	Pricing based or 262 M weight $75.85/cwt
B	Pricing based or 218 M weight $75.85/cwt
C	Pricing based or 218 M weight $72.15/cwt

Quebecor World, Inc
Pricing for Paper Tip-ons
Assumptions:

Customer: CBD Media, LLC
Sales Executive: Al Skwara
Prices effective: 1/1/2005

Pricing is in US$ and based on process inks only, with no bleeds or bleeds that can be split cut.
Pricing good for QW Waukee, QW Loveland, and QW Hazleton. Freight incurred for shipping to plants outside the Directory Group will be billed separately.
Perf or Coating must be counted as a color. This is done automaticly by the formula.
Paper prices in this quotation are based on current prices and are subject to adjustment and availability at the time the paper is shipped from the supplier.
NOTE to customers that mail their books: Applying a magnetic tip-on may result in extra mailing costs depending on the mailer's special requirements for applying either a paper address label or ink-jetting an address on books with magnetic tip-ons affixed to the cover.
Minimum quantity of 1,000 - Calculations for quantities below 5,000 include unit price increase.

Pricing a Tip-on Fill in the below shaded cells.

Title	Quantity	Size	# of Colors	Paper Type	Perf?	Coated?	MFG MR $	MFG Run $	Paper MR $	Paper Run $	Application $	Shipping lbs.	Total $	Add'l M's $
	10,000	4 x 4	8	80lb. Sterling Ultra Gloss Text	No	No	$ 1,755.36	$ 32.90	$ 29.18	$ 23.80	$ -	27	$1,841.24	$6.11
	100,000	4 x 4	8	80lb. Sterling Ultra Gloss Text	No	No	$ 1,755.36	$ 329.00	$ 29.18	$ 238.00	$ -	270	$2,351.54	$6.11
	250,000	4 x 4	8	80lb. Sterling Ultra Gloss Text	No	No	$ 1,755.36	$ 822.50	$ 29.18	$ 595.00	$ -	674	$3,202.04	$6.11
	500,000	4 x 4	8	80lb. Sterling Ultra Gloss Text	No	No	$ 1,755.36	$ 1,645.00	$ 29.18	$ 1,190.00	$ -	1,348	$4,619.54	$6.11
	1,000,000	4 x 4	8	80lb. Sterling Ultra Gloss Text	No	No	$ 1,755.36	$ 3,290.00	$ 29.18	$ 2,380.00	$ -	2,695	$7,454.54	$6.11
		4 x 4	8	80lb. Sterling Ultra Gloss Text	No	No	$ -	$ -	$ -	$ -	$ -	0	$0.00	$0.00
		4 x 4	8	80lb. Sterling Ultra Gloss Text	No	No	$ -	$ -	$ -	$ -	$ -	0	$0.00	$0.00

Quebecor World, Inc
Pricing for Magnecote Tip-ons
Assumptions:

Customer: CBD Media, LLC
Sales Executive: Al Skwara
Prices effective: 1/1/2005

Pricing is in US$ and based on process inks only, with no bleeds or bleeds that can be split cut.
Pricing good for QW Waukee, QW Loveland, and QW Hazleton. Freight incurred for shipping to plants outside the Directory Group will be billed separately.
Perf or Coating must be counted as a color. This is done automaticly by the formula. We assume all Magnecote will be coated. (Pricing based on a maximum of 5 colors)
Paper prices in this quotation are based on current prices and are subject to adjustment and availability at the time the paper is shipped from the supplier.
NOTE to customers that mail their books: Applying a magnetic tip-on may result in extra mailing costs depending on the mailer's special requirements for applying either a paper address label or ink-jetting an address on books with magnetic tip-ons affixed to the cover.
Minimum quantity of 1,000

Pricing a Tip-on Fill in the below shaded cells.

Title	Quantity	Size	# of Colors	Perf?	MFG MR $	MFG Run $	Paper MR $	Paper Run $	Application $	Shipping lbs.	Total $	Add'l M's $
	10,000	5 x 7	4	No	$ 1,125.26	$ 526.20	$ 219.02	$ 1,927.10	$ 396.00	309	**$4,193.58**	$284.59
	10,000	5 x 7	4	No	$ 1,125.26	$ 526.20	$ 219.02	$ 1,927.10	$ 396.00	309	**$4,193.58**	$284.59
	10,000	5 x 7	4	No	$ 1,125.26	$ 526.20	$ 219.02	$ 1,927.10	$ 396.00	309	**$4,193.58**	$284.59
	10,000	5 x 7	4	No	$ 1,125.26	$ 526.20	$ 219.02	$ 1,927.10	$ 396.00	309	**$4,193.58**	$284.59
	10,000	5 x 7	4	No	$ 1,125.26	$ 526.20	$ 219.02	$ 1,927.10	$ 396.00	309	**$4,193.58**	$284.59
	10,000	5 x 7	4	No	$ 1,125.26	$ 526.20	$ 219.02	$ 1,927.10	$ 396.00	309	**$4,193.58**	$284.59
	10,000	5 x 7	4	No	$ 1,125.26	$ 526.20	$ 219.02	$ 1,927.10	$ 396.00	309	**$4,193.58**	$284.59

Paper	$/cwt
Magnecote	$362.91

Price List	Price	Base $
Application per M	40.700	39.600

Cumulative CPI-W Adjustment =	**102.79%**

Quebecor World, Inc Price Schedule	Attachment 1 C
CBD Media LLC Mini Size Pricing for all Quantities	
Effective Date:	1/1/05
	Unit Prices
Cover Preparation	
(Receiving final digital postscripted files or digital transmission, downloading, pre-flighting, electronic imposition digital proofing, rip for plating and imposition archive, for placement into page files and plating.)	
- Base price for 4-4-4-4 (4 page). Flat Charge (Includes Prep Non-Text Digital PS & PDF per Color per Page * 16 + (plates per color * number of colors))	$ 565.71
- Incremental and/or decremental price per color. (Includes Prep Non-Text Digital PS & PDF per Color per Page + plates per color. (Or Black Plate Change))	$ 70.71
- Laser Proof per color per page	$ 4.86
Cover Presswork	
Base price for 4-4-4-4 Cover:	
- Press Make Ready	$ 279.23
- Incremental and/or decremental price per color. OR cover plate version change press make ready, per plate changed.	$ 34.90
- Press Running, Per M covers (including ink)	$ 16.68
- Incremental and/or decremental price per color added or subtracted, Per M covers	$ 0.72
- Additional charge for covers running 3 out, per M covers	$ 3.63
- PMS Wash-up per each MR	$ 507.15
- Incremental price per PMS, Per M covers (Based on 185 Red, 300 Blue)	$ 1.61
Coating Covers	
Varnish Running - Per M Covers	$ 7.46
Additional charge for coating covers running 3-out, per M covers	$ 2.48

Quebecor World, Inc Price Schedule	Attachment 1 C
CBD Media LLC **Mini Size Pricing for all Quantities**	
Effective Date:	**1/1/05**
Text Pages Preparation	**Unit Prices**
(Receiving final digital postscripted files or digital transmission, downloading, pre-flighting, electronic imposition, digital proofing, rip for plating and imposition archive, for placement into page files and plating.)	
Preparation:	
One-Color, Per Page	$ 5.24
Two-Color, Per Page	$ 8.73
Three-Color, Per Page	$ 13.08
Four-Color, Per Page	$ 16.57
Additional for Laser Proof:	
One-Color, Per Page	$ 2.00
Two-Color, Per Page	$ 3.42
Three-Color, Per Page	$ 4.83
Four-Color, Per Page	$ 5.67
Text Pages Presswork	
Press Make Ready, per page	
One-Color	$ 3.18
Two-Color	$ 4.54
Three-Color	$ 6.82
Four-Color	$ 7.72
PERF per MR.	$ 412.32
PMS Washup per each PMS Color	$ 799.86
Press Running, Per MPP (Includes all standard process inks).	
One-Color: (Quantity Breaks)	$ 0.2746
Two-Color: (Quantity Breaks)	$ 0.2974
Three-Color: (Quantity Breaks)	$ 0.3241
›ur-Color: (Quantity Breaks)	$ 0.3493
Additionals:	
Perf per MPP	$ 0.012
PMS ink per PMS color per MPP	$ 0.046
Full page screen/KO per MPP	$ 0.139

Quebecor World, Inc Price Schedule	Attachment 1 C
CBD Media LLC Mini Size Pricing for all Quantities	
Effective Date:	1/1/05

Binding	Unit Prices
(Includes gathering, gluing, covering, trimming, shrink-wrapping, packaging and preparing for shipping and pallets.)	
Bindery Make Ready Base	$ 690.70
Bindery running base price per M bound books	$ 88.91
Bindery running price per pocket per M bound books	$ 3.20
Percentage increase in pricing for midi trim sizes	15.00%
Bindery edition changes:	
Cover	$ 148.310
Resequencing (changing order of signatures in directory)	$ 333.72
Tipons:	
Application of Paper Tipon on outside cover, per tipon, per M covers	$ 35.02
Application of Magnetic Tipon on outside cover, per tipon, per M covers	$ 40.82
Inserts:	
Bind full size 2-page (on a minimum 7 pt. Paper stock), per M inserts bound	$ 2.45
Skids, each (No charge if supplied)	$ 7.99
Other Mfg. Operations	**Unit Prices**
Single-copy Standard Cartons per each	$ 2.68
Multi-copy Standard Cartons per each	$ 2.93
Tear Sheets per each	$ 2.68
Mailing Prep: per M books	
1 thru 500 pages	$ 123.70
501 thru 800 pages	$ 154.62
801 thru 1000 pages	$ 185.54
1001 and greater pages	$ 195.85
Individual Directories inserted into envelope per each (envelope not included)	$ 0.60
Copyright: per author	$ 123.70
Inserts - Manufacturing:	**Unit Prices**
Tab	
e ready, per each, price based on 1/0 colors & 10 out	$ 60.85
ning, per M Insert	$ 2.02
Run per M Inserts per Additional color	$ 0.29
Run - Additional Pass Required if more than 6 colors, per M Inserts	$ 1.74
Die Cut Score & Fold:	
MR Score/Fold only, per each	$ 582.31
MR Add'l for DieCut, per each	$ 663.47
Run per M Inserts (Less than 50,001)	$ 19.83
Run per M Inserts (over 50,000)	$ 17.19
Tipon Paper	
Make ready, per each, price based on 1/0 colors & 32 out	$ 204.08
Running, per M Insert	$ 3.301
Run per M Inserts per Additional color	$ 0.095
Cutting MR per M Inserts	$ 127.71
Cutting Run per M Inserts	$ 1.596
Tipon Magnetic	
Make ready, per each, price based on 1/0 colors & 20 out	$ 151.61
Running, per M Insert	$ 13.155
Run per M Inserts per Additional color	$ 0.136
Cutting MR per M Inserts	$ 370.40
Cutting Run per M Inserts	$ 7.408
Customer Alterations	**Unit Prices**
Replace page, Preflight per page	$ 8.25
Replace page Production per page	$ 25.77
Extend bleeds per page	$ 10.31
Remove crop marks per page	$ 10.31
Remove tag lines per page	$ 10.31
Correct overprint per page	$ 15.46
Correct missing font per page	$ 20.62
Correct missing graphic per page	$ 25.77
General prep hourly rate per hour	$ 87.62
Scanning of camera-ready copy per page	$ 12.37
Overtime Charges	**Unit Prices**
Digital Prepress - per hour	$ 134.55
- 1 & 2 Color Web Press - per hour	$ 648.29
- 3 & 4 Color Web Press - per hour	$ 806.52
Press - Sheetfed Press (covers, tabs, etc.) - per hour	$ 224.00
Bindery - per hour	$ 1,019.65

Quebecor World, Inc Sales Corporation — Directory

CBD Media L

No Quantity Breaks

Width	Paper Type	Paper Desc	Text - Inks 1 MR pounds per pg	1 Run pounds per MPP	2 MR pounds per pg	2 Run pounds per MPP	3 MR pounds per pg	3 Run pounds per MPP	4 MR pounds per pg	4 Run pounds per MPP	Text $ Price / CWT	Notes
5 15/16	22.1	White		1.72		1.80		1.88		1.99	$32.75	
	22.1	Yellow		1.72		1.80		1.88		1.99	$34.50	
	None											
	None											
	None											

Insert Paper Pricing and Factors

Tab Paper	$/cwt	Tipon Paper Paper	$/cwt	Tipon Magnetic Paper	$/cwt
8pt c2s	$ 80.45	80# Sterling Ultar Gloss	$ 76.00	Magnecote	$ 362.91
MR #'s per each color	52.60	MR #'s per each color	4.8	MR #'s per each color	12.07
Run #'s per M	28.93	Run #'s per M	5.28	Run #'s per M Tipon Magnetic	21.24
Number out Factors based on	10	Number out Factors based on	32	Number out Factors based on	20
Sheet size = 25 x 38		Sheet size = 25 x 38		Sheet size = 19 x 24	

Cover Size	Cover Description	M Weight	MR pounds per pg	Run pounds per M Covers	Price/CWT	MWGT	# Out
120# stock	10pt c1s (2)	240.0	194.24	38.20	$56.00	240	4
123# stock	10pt c1s (2)	246.0	200.83	39.18	$58.00	246	4

CBD Media LLC
Mini Size Pricing for all Quantities

Tab pricing based on 4 over 4 colors 6" x 9" die-cut and fold tabs running 8-up (pricing does not include price of binding pocket)

With Quantity Price Break	Enter M wgt for 8pt c2s paper Here =	262	218	Enter Number Up Here =	8
With Quantity Price Break	Enter cwt$ for 8pt c2s paper Here =	$ 80.45	$ 80.45	Cumulative CPI-W Adjustment =	103.08%

Notes (see below) ---->	A	A	A	A	A	A	A	A	A	A	B	B	B	B	B	B
Quantity	2,500	5,000	7,500	10,000	25,000	50,000	75,000	100,000	150,000	200,000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Paper	$ 409.70	$ 482.16	$ 554.61	$ 627.07	$ 1,061.80	$ 1,786.35	$ 2,510.90	$ 3,235.46	$ 4,684.56	$ 6,133.67	$ 6,309.33	$ 7,515.08	$ 8,720.82	$ 9,926.56	$ 11,132.31	$ 12,338.05
Materials	$ 177.03	$ 184.97	$ 192.90	$ 200.84	$ 248.46	$ 327.84	$ 407.21	$ 486.58	$ 645.32	$ 804.07	$ 962.81	$ 1,121.55	$ 1,280.29	$ 1,439.04	$ 1,597.78	$ 1,756.52
Labor	$ 782.03	$ 793.23	$ 804.42	$ 815.62	$ 882.80	$ 994.77	$ 1,106.74	$ 1,218.71	$ 1,607.58	$ 1,831.53	$ 2,220.39	$ 2,444.34	$ 2,833.21	$ 3,057.15	$ 3,446.02	$ 3,669.96
Buyouts	$ 604.05	$ 604.05	$ 636.00	$ 678.27	$ 883.40	$ 1,223.56	$ 1,563.72	$ 1,904.92	$ 2,537.83	$ 3,132.60	$ 3,728.40	$ 4,322.14	$ 4,914.85	$ 5,562.20	$ 6,208.51	$ 6,855.85
Total	$ 1,972.81	$ 2,064.40	$ 2,187.94	$ 2,321.80	$ 3,076.46	$ 4,332.52	$ 5,588.58	$ 6,845.67	$ 9,475.30	$ 11,901.86	$ 13,220.94	$ 15,403.11	$ 17,749.17	$ 19,984.94	$ 22,381.62	$ 24,620.38
Price/M Paper	$ 28.98	$ 28.98	$ 28.98	$ 28.98	$ 28.98	$ 28.98	$ 28.98	$ 28.98	$ 28.98	$ 28.98	$ 24.11	$ 24.11	$ 24.11	$ 24.11	$ 24.11	$ 24.11
Price/M Materials	$ 17.95	$ 10.56	$ 8.10	$ 6.87	$ 4.65	$ 3.91	$ 3.67	$ 3.54	$ 3.42	$ 3.36	$ 3.32	$ 3.30	$ 3.28	$ 3.27	$ 3.26	$ 3.25
Price/M Labor	$ 4.48	$ 4.48	$ 4.48	$ 4.48	$ 4.48	$ 4.48	$ 4.48	$ 4.48	$ 4.48	$ 4.48	$ 4.48	$ 4.48	$ 4.48	$ 4.48	$ 4.48	$ 4.48
Price/M Buyouts	$ 28.65	$ 28.65	$ 26.48	$ 23.22	$ 15.77	$ 13.26	$ 12.43	$ 12.02	$ 11.35	$ 10.86	$ 10.58	$ 10.38	$ 10.24	$ 10.24	$ 10.24	$ 10.24
Price/M Total	$ 80.06	$ 72.67	$ 68.04	$ 63.55	$ 53.88	$ 50.63	$ 49.56	$ 49.02	$ 48.23	$ 47.69	$ 42.49	$ 42.27	$ 42.11	$ 42.10	$ 42.09	$ 42.08
Base Mfg/M	$ 51.08	$ 43.69	$ 39.06	$ 34.57	$ 24.90	$ 21.65	$ 20.58	$ 20.04	$ 19.25	$ 18.70	$ 18.38	$ 18.16	$ 18.00	$ 17.98	$ 17.97	$ 17.96
MR Paper Price	$ 337.25	$ 337.25	$ 337.25	$ 337.25	$ 337.25	$ 337.25	$ 337.25	$ 337.25	$ 337.25	$ 337.25	$ 280.61	$ 280.61	$ 280.61	$ 280.61	$ 280.61	$ 280.61
Run Paper Price	$ 72.45	$ 144.91	$ 217.37	$ 289.82	$ 724.56	$ 1,449.11	$ 2,173.66	$ 2,898.21	$ 4,347.32	$ 5,796.42	$ 6,028.72	$ 7,234.47	$ 8,440.21	$ 9,645.96	$ 10,851.70	$ 12,057.44
Total Paper	$ 409.70	$ 482.16	$ 554.61	$ 627.07	$ 1,061.80	$ 1,786.35	$ 2,510.91	$ 3,235.46	$ 4,684.56	$ 6,133.67	$ 6,309.33	$ 7,515.08	$ 8,720.82	$ 9,926.56	$ 11,132.31	$ 12,338.05
MR Pounds	419.20	419.20	419.20	419.20	419.20	419.20	419.20	419.20	419.20	419.20	348.80	348.80	348.80	348.80	348.80	348.80
Run Pounds	90.06	180.13	270.19	360.25	900.63	1,801.25	2,701.88	3,602.50	5,403.75	7,205.00	7,493.75	8,992.50	10,491.25	11,990.00	13,488.75	14,987.50
Total Useage	509.26	599.33	689.39	779.45	1,319.83	2,220.45	3,121.08	4,021.70	5,822.95	7,624.20	7,842.55	9,341.30	10,840.05	12,338.80	13,837.55	15,336.30
Run Pounds/M tabs	36.02	36.03	36.03	36.03	36.03	36.03	36.03	36.03	36.03	36.03	29.98	29.98	29.98	29.98	29.98	29.98

	Quantity	Price for Paper	Price for Materials	Price for Labor	Price for Buyouts	Total Price	Total Mfg	Run Paper Pounds	Run Paper Price	Total Paper Pounds	Total Paper Price
Actual	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!
Base (see above)	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!
Diff	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!
						Base Mfg/M =	#REF!				

Notes:	(Results due to quantity breaks)	
A	Pricing based on 262 M weight	$80.45/cwt
B	Pricing based on 218 M weight	$72.25/cwt
C	Pricing based on N/A	N/A

Attachment I C

Quebecor World, Inc
Pricing for Magnecote Tip-ons
Assumptions:

Customer: CBD Media, LLC
Sales Executive: Al Skwara
Prices effective: 1/1/05

Pricing is in **US$** and based on process inks only, with no bleeds or bleeds that can be split cut.

Pricing good for QW Waukee, QW Loveland, and QW Hazleton. Freight incurred for shipping to plants outside the Directory Group will be billed separately.

Perf or Coating must be counted as a color. This is done automaticly by the formula. We assume all Magnecote will be coated. (Pricing based on a maximum of 5 colors)

Paper prices in this quotation are based on current prices and are subject to adjustment and availability at the time the paper is shipped from the supplier.

NOTE to customers that mail their books: Applying a magnetic tip-on may result in extra mailing costs depending on the mailer's special requirements for applying either a paper address label or ink-jetting an address on books with magnetic tip-ons affixed to the cover.

Minimum quantity of 1,000

Pricing a Tip-on Fill in the below shaded cells.

Title	Quantity	Size	# of Colors	Perf?	MFG MR $	MFG Run $	Paper MR $	Paper Run $	Application $	Shipping lbs.	Total $	Add'l M's $
	10,000	4 x 4	4	No	$ 1,128.45	$ 211.10	$ 219.02	$ 770.80	$ 396.00	142	**$2,725.37**	$137.65
	100,000	4 x 4	4	No	$ 1,128.45	$ 2,111.00	$ 219.02	$ 7,708.00	$ 3,960.00	1,412	**$15,126.47**	$137.65
	250,000	4 x 4	4	No	$ 1,128.45	$ 5,277.50	$ 219.02	$ 19,270.00	$ 9,900.00	3,529	**$35,794.97**	$137.65
	500,000	4 x 4	4	No	$ 1,128.45	$ 10,555.00	$ 219.02	$ 38,540.00	$ 19,800.00	7,058	**$70,242.47**	$137.65
	1,000,000	4 x 4	4	No	$ 1,128.45	$ 21,110.00	$ 219.02	$ 77,080.00	$ 39,600.00	14,116	**$139,137.47**	$137.65
	0	5 x 7	4	No	$ -	$ -	$ -	$ -	$ -	0	**$0.00**	$0.00
	0	5 x 7	4	No	$ -	$ -	$ -	$ -	$ -	0	**$0.00**	$0.00

Paper	$/cwt
Magnecote	$ 362.91

Price List	CPI Adj'd Price	Base $
Application per M	40.820	39.600

Cumulative CPI-W Adjustment =	**103.08%**

Quebecor World, Inc
Pricing for Paper Tip-ons

Customer: CBD Media, LLC
Sales Executive: Al Skwara
Prices effective: 1/1/05

Assumptions:

Pricing is in US$ and based on process inks only, with no bleeds or bleeds that can be split cut.
Pricing good for QW Waukee, QW Loveland, and QW Hazleton. Freight incurred for shipping to plants outside the Directory Group will be billed separately.
Perf or Coating must be counted as a color. This is done automaticly by the formula.
Paper prices in this quotation are based on current prices and are subject to adjustment and availability at the time the paper is shipped from the supplier.
NOTE to customers that mail their books: Applying a magnetic tip-on may result in extra mailing costs depending on the mailer's special requirements for applying either a paper address label or ink-jetting an address on books with magnetic tip-ons affixed to the cover.
Minimum quantity of 1,000 - Calculations for quantities below 5,000 include unit price increase.

Pricing a Tip-on. Fill in the below shaded cells.

Title	Quantity	Size	# of Colors	Paper Type	Perf?	Coated?	MFG MR $	MFG Run $	Paper MR $	Paper Run $	Application $	Shipping lbs.	Total $	Add'l M's $
	#REF!	4 1/2 x 6	8	80lb. Sterling Ultra Gloss Text	No	No	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!
	100,000	4 1/2 x 6	8	80lb. Sterling Ultra Gloss Text	No	No	$ 1,760.35	$ 556.00	$ 29.18	$ 401.00	$ 3,201.70	455	$5,948.23	$42.33
	250,000	4 1/2 x 6	8	80lb. Sterling Ultra Gloss Text	No	No	$ 1,760.35	$ 1,390.00	$ 29.18	$ 1,002.50	$ 8,004.25	1,137	$12,186.28	$42.33
	500,000	4 1/2 x 6	8	80lb. Sterling Ultra Gloss Text	No	No	$ 1,760.35	$ 2,780.00	$ 29.18	$ 2,005.00	$ 16,008.50	2,274	$22,583.03	$42.33
	1,000,000	4 1/2 x 6	8	80lb. Sterling Ultra Gloss Text	No	No	$ 1,760.35	$ 5,560.00	$ 29.18	$ 4,010.00	$ 32,017.00	4,548	$43,376.53	$42.33
		4 1/2 x 6	8	100lb. Fortune Matte	No	No	$ -	$ -	$ -	$ -	$ -	0	$0.00	$0.00
		4 1/2 x 6	8	100lb. Fortune Matte	No	No	$ -	$ -	$ -	$ -	$ -	0	$0.00	$0.00

Paper	100lb. Fortune Matte Book	75lb. Spectrum Hi-Bulk Offset	80lb. Sterling Ultra Gloss Text	100lb. Sterling Ultra Gloss Text	8pt c2s	10pt c1s Carolina
Price per CWT	$ 72.00	$ 63.00	$ 76.00	$ 76.00	$ 81.30	$ 68.60

Price List	Price	Adj'd Base $	Base $
Application per M	$ 32.02	$ 31.06	$31.06

Cumulative CPI-W Adjustment =	103.08%

UV Pricing per M Covers								
Cover Qty	4	12,004	20,004	60,004	100,004	200,004	300,004	400,004
MR, per Title	$ 86.21	$ 86.21	$ 86.21	$ 86.21	$ 86.21	$ 86.21	$ 86.21	$ 86.21
Run, per M Covers	$ 38.37	$ 37.72	$ 34.18	$ 32.57	$ 31.92	$ 30.31	$ 28.70	$ 27.08
Freight per truck								
Covers per truck								

2005 CBD Schedule

TITLE	FINAL PRINT ORDER	COVER DUE	TABS / TIP-ONS DUE	AUDIO TEXT	PRELIM DUE	BUS PAGES	RES PAGES DUE	GOV FILES	MAPS/ZIP ST. GUIDE	CLASS Files Due	Medical Guide	INDEX DUE	COUPON DUE	SHIP DATE
GREATER CINCINNATI	03/08/05	04/12/05	04/01/05	04/19/05	04/19/05	4/21-4/22	DNA	04/22/05	04/15/05	5/2-05/14/05	04/29/05	05/06/05	04/28/05	05/24/05
GR CINCINNATI MIDI	03/08/05	04/12/05	04/01/05	04/19/05	04/19/05	4/21-4/22	DNA	04/22/05	04/15/05	5/2-05/14/05	04/29/05	05/06/05	04/28/05	05/23/05
White Pages Full Size	03/08/05	04/15/05	DNA	DNA	04/15/05	4/12-4/14	4/15,18,19	04/12/05	04/15/05	DNA	DNA	DNA	DNA	05/06/05
White Pages MIDI Size	03/08/05	04/15/05	DNA	DNA	04/15/05	4/12-4/14	4/15,18,19	04/12/05	04/15/05	DNA	DNA	DNA	DNA	05/04/05
N. KENTUCKY	03/25/05	05/04/05	04/20/05	05/13/05	05/13/05	05/12/05	DNA	05/12/05	DNA	5/16 - 5/23/05	05/23/05	05/23/05	05/13/05	06/04/05
N. KENTUCKY MIDI	03/25/05	05/04/05	04/20/05	05/13/05	05/13/05	05/12/05	DNA	05/12/05	DNA	5/16 - 5/23/05	05/23/05	05/23/05	05/13/05	06/03/05
CLERMONT COUNTY	08/10/05	09/06/05	08/30/05	09/19/05	09/20/05	09/27/05	09/28/05	09/26/05	10/05/05	10/3 - 10/6/05	10/06/05	10/05/05	09/27/05	10/18/05
CLERMONT MIDI	08/10/05	09/06/05	08/30/05	09/19/05	09/20/05	09/27/05	09/28/05	09/26/05	10/05/05	10/3 - 10/6/05	10/05/05	10/05/05	09/27/05	10/18/05
BUTLER /HAMILTON	08/10/05	09/06/05	08/30/05	09/20/05	09/21/05	09/27/05	09/28/05	09/26/05	10/05/05	10/3 - 10/6/05	10/07/05	10/07/05	09/30/05	10/18/05
BUTLER /HAMILTON MIDI	08/10/05	09/06/05	08/30/05	09/21/05	09/21/05	09/27/05	09/28/05	09/26/05	10/05/05	10/3 - 10/6/05	10/07/05	10/07/05	09/30/05	10/18/05
THE WORK BOOK	08/10/05	09/06/05	08/30/05	09/21/05	09/21/05	09/27/05	DNA	09/26/05	10/05/05	10/6,10/7,10/10	DNA	10/11/05	DNA	10/18/05
Warren County	08/10/05	09/04/05	08/29/05	09/19/05	09/19/05	09/26/05	09/27/05	09/25/05	10/04/05	10/3 - 10/4/05	10/04/05	10/04/05	09/26/05	10/18/05

Cover dates do not include time for UV and Embossing.

2005 CBD Schedule

TITLE	ISSUE MONTH	PRINT ORDER DUE	COVER DUE	TABS / TIP-ONS DUE	PRELIM DUE	RES PAGES DUE	BUS PAGES DUE	CLASS PGS. DUE	COUPONS DUE	SHIP DATE
BOONE COUNTY NEIGHBORHOODS	June	03/11/05	04/22/05	04/15/05	04/29/05	05/05/05	05/02/05	5/10 - 5/11	05/04/05	05/25/05
CAMPBELL COUNTY	June	03/11/05	04/22/05	04/15/05	04/29/05	05/05/05	05/02/05	5/10 - 5/11	05/04/05	05/25/05
KENTON COUNTY NEIGHBORHOODS	June	03/11/05	04/22/05	04/15/05	04/29/05	05/05/05	05/02/05	5/10 - 5/11	05/04/05	05/25/05
EASTERN NEIGHBORHOODS	June	02/19/05	04/01/05	03/25/05	04/13/05	DNA	04/26/05	4/26 - 4/27	04/25/05	05/06/05
NORTH EASTERN NEIGHBORHOODS	June	02/19/05	04/01/05	03/25/05	04/13/05	DNA	04/26/05	4/26 - 4/27	04/25/05	05/06/05
NORTH WESTERN NEIGHBORHOODS	June	02/19/05	04/01/05	03/25/05	04/13/05	DNA	04/26/05	4/26 - 4/27	04/25/05	05/06/05
WESTERN NEIGHBORHOODS	June	02/19/05	04/01/05	03/25/05	04/13/05	DNA	04/26/05	4/26 - 4/27	04/25/05	05/06/05
GALLATIN,GRANT,& PENDLETON	Nov.	07/29/05	09/09/05	09/02/05	09/14/05	09/23/05	09/23/05	09/28/05	DNA	10/14/05
HARRISON & WEST HARRISON	Nov.	07/29/05	09/09/05	09/02/05	09/14/05	09/23/05	09/23/05	09/28/05	DNA	10/14/05

Attachment III
A + B

Cincinnati Metro - 2005 Forecast

Directory Pages & Quantities

Major Directory Titles

Directory Section	Greater Cincy	Colors	Sequence	Area-Wide White	Colors	Sequence	N. Ky.	Colors	Sequence
TYP	22	4	1	0	0'		22	4	1
Coupons	22	4	2	0	0		14	4	2
Comm/Cust Guide	28	4	3	42	2 M & K	1	23	4	3
Zip Codes	36	1 K	4	0	0		36	1 K	4
Bus White Pages	242	2 C & K	5	370	2 M & K	4	83	2 C & K	5
Res White Pages	0	0		1160	1 K	2	0	0	
TDD/TTY Pages	2	1K	6	2	1 K	5	2	1K	6
Gov't Pages	14	2 C & K	7	18	2 C & K	3	12	2 C & K	7
Classified Pages	1645	4	8	0	0		958	4	8
Hdg. Index Guide	13	2 C & K	9	0	0		8	2 C & K	9
Street Guide	22	2 M & K	10	0	0		22	2 M & K	10
Maps	50	4	11	0	0		50	4	11
Full Page Fillers				0	0				
Total Pages	2096			1592			1230		
Tab Dividers	3	4		1	4		3	4	
Onserts	1	4		1	4		1	4	
Print Quantity	697,000			894,000			177,000		
Midi Version	117,000			160,000			24,000		

Attachment III
A + B

Cincinnati Metro - 2005 Forecast

Directory Pages & Quantities

Neighborhoods

Directory Section	Ohio Neighborhoods						Ky. Neighborhoods				
	Eastern	N. East	N. West	Western	Colors		Boone	Campbell	Kenton	Colors	Different Sequence
TYP											
Coupons							0	0	0		
Comm/Cust Guide	22	22	22	22	2 C & K		22	22	23	4	1
Zip Codes							4	4	6	1 K	2
Bus White Pages	56	116	126	55	1 K		54	43	61	1 K	4
Res White Pages							147	141	230	1 K	3
TDD/TTY Pages											
Gov't Pages											
Classified Pages	125	191	209	131	4		221	181	220	4	5
Hdg. Index Guide											
Street Guide											
Maps											
Full Page Fillers											
Total Pages	203	329	357	208			448	391	540		
Tab Dividers	1	1	1	1	4		1	1	1	4	
Onserts	1	1	1	1	4		1	1	1	4	
Print Quantity	62,000	143,000	176,000	95,000			61,000	51,000	86,000		

Cincinnati Suburban - 2005 Forecast for Quebecor

Directory Pages, Quantities & Costs

Attachment III C

Directory Section	Butler County	Color	Clermont County	Color	WorkBook	Color	Warren County	Color	GGP	Color	Harrison	Color
TYP	20	4	20	4	10	4	20	4				
Coupons	16	4	10	4	0	0	8	4	0		0	
Comm/Cust Guide	24	4	24	4	4	4	22	4	10	2	10	2
Zip Codes	36	1	36	1	44	1	36	1				
Bus White Pages	49	2	45	2	122	2	54	2				
Res White Pages	160	1	171	1	0	0	150	1	84	1	64	1
TDD/TTY Pages	2	1	2	1	0	0	2	1				
Gov't Pages	10	2	10	2	0	0	10	2				
Classified Pages	676	4	590	4	372	4	524	4	184	4	179	4
Hdg. Index Guide	8	1	8	1	14	2	8	1				
Street Guide	26	1	26	1	10	4	26	1				
Maps	50	4	50	4	17	4	50	4				
Tab Divider Pages	6	4	4	4	2	4	6	4	2	4	2	4
Full-Page Fillers	5	1	6	1	3	1	6	1	4	1	3	1
Total Pages	**1088**		**1002**		**598**		**922**		**284**		**258**	
Print Quantity												
Standard	**137,000**		**112,000**		**227,000**		**148,000**		**29,500**		**18,000**	
Mini	**17,000**		**14,000**		**0**		**0**		**0**		**0**	

TELEPHONE SUBSCRIBER DIRECTORY SPECIFICATION

THIS SPECIFICATION AND ALL CBD MEDIA L. L. C. DRAWINGS AND TECHNICAL INFORMATION REFERRED TO OR CONTAINED HEREIN ARE CBD MEDIA L. L. C. PROPERTY. EXCEPT INSOFAR AS THEY MAY COVER A SUPPLIER'S STANDARD PRODUCT. THEY SHALL BE KEPT IN CONFIDENCE AND RETURNED UPON REQUEST TO CBD MEDIA L. L. C. WHICH SUPPLIED THEM. THEY SHALL BE USED ONLY FOR PREPARING QUOTATIONS FOR SUBMISSION TO, OR FOR THE MANUFACTURE OF ARTICLES ORDERED BY, CBD MEDIA L. L. C. OR THEIR AGENTS. USE FOR OTHER PURPOSES SHALL BE IN ACCORDANCE WITH TERMS AGREED UPON IN WRITING WITH CBD MEDIA L. L. C.

THE PRODUCT SHALL BE IN ACCORDANCE WITH THE LATEST INFORMATION AUTHORIZED HEREIN.

THE QUALITY OF THE MATERIAL USED AND THE METHOD OF MANUFACTURING, HANDLING, AND SHIPPING, SHALL BE SUCH AS TO INSURE THE FINISHED PRODUCT THE PROPERTIES HEREINAFTER SPECIFIED.

NO DEVIATIONS FROM THIS SPECIFICATION NOR ANY CHANGES IN THE PRODUCT PREVIOUSLY FURNISHED UNDER THIS SPECIFICATION AND FOUND ACCEPTABLE SHALL BE MADE WITHOUT PRIOR APPROVAL OF CBD Media L. L. C..

WHERE DIMENSIONS ARE GIVEN IN THIS SPECIFICATION WITHOUT SPECIFIC TOLERANCES, OR WHERE NO DIMENSIONS ARE GIVEN, THE TOLERANCE AND DIMENSIONS SHOWN ON THE MANUFACTURER'S DRAWINGS, OR PERMITTED BY GOOD SHOP PRACTICES, SHALL BE CONSIDERED ACCEPTABLE.

WHEN SAMPLES IN ACCORDANCE WITH THIS SPECIFICATION ARE ORDERED FOR EXAMINATION AND APPROVAL, NO COMMITMENTS WHICH OBLIGATE THE PURCHASER SHALL BE MADE AND NO MERCHANDISE SHALL BE FURNISHED BY THE SUPPLIER UNTIL SUCH APPROVAL IS RECEIVED, UNLESS THE SUPPLIER IS SPECIFICALLY AUTHORIZED TO THE CONTRARY. THE APPROVAL OF SUCH SAMPLES SHALL NOT BE CONSTRUED AS WAIVING THE REQUIREMENTS OF THIS SPECIFICATION IN ANY RESPECT.

ANY PRODUCT TESTING FACILITIES AND PERSONNEL REQUIRED BY THE CBD MEDIA L. L. C. QUALITY REPRESENTATIVE AT THE MANUFACTURER'S PLANT, TO DETERMINE THAT THE PRODUCT MEETS THE REQUIREMENTS OF THIS SPECIFICATION, SHALL BE PROVIDED BY THE MANUFACTURER.

1. GENERAL

1.01 This specification describes the parameters and requirements for printing and binding of telephone directories published by CBD Media L. L. C.

1.02 Requirements concerning the information and type styles incorporated in the directories (i.e., title pages, captions, headings, folios, telltales, various listings, etc.) are not covered in this specification.

2. REQUIREMENTS

2.01 Paper shall be drawn from directory paper stock on a first-in-first-out basis. The text pages in any one section (white or yellow pages) of a directory shall be printed on paper from the same mill. No other paper shall be arbitrarily mixed in.

Cover Stock and Cover Printing

2.02 Covers shall be prepared and printed as directed by CBD Media L. L. C.

2.03 Directory covers shall be free of tears, wrinkles, creases, smudges, hickies, dirt spots or any other foreign matter which adversely affects print quality. Printing shall be in precise register and visually clear, sharp and uniform. Printing shall be sufficiently permanent to prevent wear under normal handling conditions.

2.04 Cover Ink Density Standards
(Reading obtained with calibrated reflection densitometer)

Dry Density

Black	1.55+.05
Cyan	.95+.05
Magenta	.85+.05
Yellow	1.25+.05

2.05 Legend appearing on backbone shall be centered and parallel to the edge of the backbone (tolerance limits are specified in Table A). Backbone shall be free of wrinkles, creases, tears, glue slop, breaks or other non-conformances.

Printing

2.06 Type font and point sizes used in directories shall be determined by CBD Media L. L. C.

2.07 Page size, and number of columns shall be specified by CBD Media L. L. C. (tolerance limits are specified in Table A).

2.08 All columns of printed data shall be aligned in a straight vertical format.

2.09 The printed characters shall be clear, sharp and of uniform density. Characters must be easily readable under normal room light conditions (75 to 85 foot candles of light).

2.10 CBD Media L. L. C. reserves the right to utilize screens up to and including 100 lines/inch. Printed images, including halftones, screen tints and line art are to match submitted material

2.11 White Pages/Yellow Pages Ink Density Standards
(Reading obtained with calibrated reflection densitometer)

	Dry Density	Wet density
Black	1.05+ .05	1.10 ±.05
Red	1.00 + .05	1.05 ± .05
Blue	1.00+ .05	1.05+ .05
Yellow	.85 + .05	.90 ± .05

2.12.1 Color Registration - CBD Media L. L. C. publishes directories using one, two, four and process colors. Registration tolerance on any multi-color directory is zero + 1-1/2 rows of dots.

2.13. Printed text and classified pages shall be free of all non-conformances specified in Table B.

2.14 All printed pages within a folded signature shall be in proper sequence.

2.15 Perfect Binding must hold the cover and text pages together with sufficient strength to prevent pages and covers from being pulled free without tearing for a period of one year (including normal variations in temperature and humidity).

Adhesives

2.16 Perfect Binding - The left edges of the collated signatures shall be cut and roughed sufficiently to permit glue to reach the centerfold pages of each signature. A fully recyclable, water soluble or hot melt adhesive, at Buyer's option, shall be applied to the backbone to adhere the cover. The adhesive must hold the cover and text pages together with sufficient strength to prevent pages and covers from being pulled free without tearing under a minimum 20 lb. Page pull test. Test are to be performed after the glue has cured for at least 24 hours on a "Plunket" or equivalent approved pull testing machine. Adhesives must not seep through to the backbone more than 1/16 inch to avoid the pages from being glued together in the inside margin.

2.17 CBD Media L. L. C. requires use of water soluble, or hot melt, adhesives at Buyer's option. The adhesives can contain recycled material. The adhesives must be fully recyclable and repulpable in water wash-off and flotation de-inking systems.

2.18 All signatures shall be assembled and bound in proper sequence.

Trimming

2.19 Directories shall be trimmed, top, bottom, and outside edges, to the finished page trim size as specified by CBD Media L. L. C. in Table A.

2.20 Trimmed edges shall be neat, clean and parallel to within ± 1/16 inch. Pinholes, knife wear or other visible marks are unacceptable.

Printing Ink - Black. Red. Blue. Yellow

2.24 The type of inks used are the responsibility of the printer. All inks must comply with CONEG regulations for heavy metal content and toxicity. CBD Media L. L. C. will provide sample color swatches to insure color visually matches standards. The ink must not be subject to offsetting, smudging and must minimize show through on the reverse side of the page.

2.25 The printer is required to provide CBD Media L. L. C. certification of compliance to CONEG standards and MSDS sheets on ink toxicity for all inks used in the production of all CBD Media L. L. C. directories.

3. PACKING

Packing

3.01 The packing of directories shall be performed in such a manner as to prevent damage to the covers, backbone, or pages of the directories during shipment.

3.02. The product shall be packed in suitable containers which will provide protection against damage during domestic shipment, handling, and storage in reasonably dry, unheated quarters.

Packaging

3.03 Packaging and Shipping shall be directed by CBD Media L. L. C.

TABLE A

TOLERANCE LIMITS

FOR

Subscriber Directory Dimensional Requirements

Trim Size of Directory - Width, Height	
9-5/8" x 10-7/8"	±1 – ½ rows of dots
Type Size of Page - Width, Height	±1/4 pica
54.5 x 62 picas	
Margins - Top, Bottom, Inside, Outside	± 1/2 pica
2 picas	
Space Between Columns	
15 pica line 4	1 pica minimum (2,3 col.)
12 pica line	1/2 pica minimum (4 col.)
10-1/2 pica line	1/2 pica minimum (5 col.)
Cover Positioning	±1/16 inch

TABLE B The following
Table lists categories measured for non-conformances.

CRITICAL DEFECTS - Covers, signatures, or pages which are: illegible; missing; inverted; loose; out of sequence; bleeding (unintended); blank or, misplaced.

Cover Quality

Print
Quality
Registratio
n Color
Match

Ink Uniformity / Text

Black, Red, Blue, & Yellow Inks

Print Attributes / Text

Inking (black, blue, red, yellow)
Set-Off (black, blue, red, yellow)
Scumming
Tinting
Smearing
Misting
Ghosting
Streaking
Scratches
Hickies
Broken Type
Oil Marks
Tears
Paper Uniformity
Wrinkles (gusset)
Wrinkles (running)
Pinholes
Doubling
Water spots
Margin Variation
Registration
Tracking
Belt Marks

Bindery

Cover Positioning
Backbone Formation
Trim Size Knife ware

PROCESSED FILM NEGATIVE FOR PRINTED PAGES SPECIFICATION

THE PRODUCT SHALL BE IN ACCORDANCE WITH THE LATEST INFORMATION AUTHORIZED HEREIN.

THE QUALITY OF THE MATERIAL USED AND THE METHOD OF MANUFACTURING, HANDLING, AND SHIPPING, SHALL BE SUCH AS TO INSURE FOR THE FINISHED PRODUCT THE PROPERTIES HEREINAFTER SPECIFIED.

NO DEVIATIONS FROM THIS SPECIFICATION NOR ANY CHANGES IN THE PRODUCT PREVIOUSLY FURNISHED UNDER THIS SPECIFICATION AND FOUND ACCEPTABLE SHALL BE MADE WITHOUT PRIOR APPROVAL OF CBD Media L. L. C..

WHERE DIMENSIONS ARE GIVEN IN THIS SPECIFICATION WITHOUT SPECIFIC TOLERANCES, OR WHERE NO DIMENSIONS ARE GIVEN, THE TOLERANCE AND DIMENSIONS SHOWN ON THE MANUFACTURER'S DRAWINGS, OR PERMITTED BY GOOD SHOP PRACTICES, SHALL BE CONSIDERED ACCEPTABLE.L

WHEN SAMPLES IN ACCORDANCE WITH THIS SPECIFICATION ARE ORDERED FOR EXAMINATION AND APPROVAL, NO COMMITMENTS WHICH OBLIGATE THE PURCHASER SHALL BE MADE AND NO MERCHANDISE SHALL BE FURNISHED BY THE SUPPLIER UNTIL SUCH APPROVAL IS RECEIVED, UNLESS THE SUPPLIER IS SPECIFICALLY AUTHORIZED TO THE CONTRARY. THE APPROVAL OF SUCH SAMPLES SHALL NOT BE CONSTRUED AS WAIVING THE REQUIREMENTS OF THIS SPECIFICATION IN ANY RESPECT.

ANY PRODUCTION TESTING FACILITIES AND PERSONNEL REQUIRED BY THE CBD MEDIA L. L. C. QUALITY REPRESENTATIVE AT THE MANUFACTURER'S PLANT, TO DETERMINE THAT THE PRODUCT MEETS THE REQUIREMENTS OF THIS SPECIFICATION, SHALL BE PROVIDED BY THE MANUFACTURER.

1. GENERAL

1.01 This specification establishes the parameters and requirements for processed film negative for plate making and printing of telephone directories.

1.02 Consideration must be given to image gain, loss, variation and/or limitations expected in the exposure and film development process.

1.03 Film shall be furnished to meet the needs of the (plate making) process for offset lithography.

2. REQUIREMENTS

2.01 Furnished film shall be from a recognized graphic arts supplier; e.g., Kodak, DuPont, Chemco or 3M.

2.02 Page Size - Single or multi-page format as specified by contract.

2.03 Film Thickness - A .004 inch Ester Base or an approved equivalent Matte finish or as specified by contract.

2.04 Optical Density - A 5.0 minimum for black area and .05 maximum for clear image area as measured with a calibrated transmission densitometer.

2.05 Emulsion - Film shall be furnished as specified in the contract, (i.e., right reading emulsion up or down)

2.06 Foreign Material - No tape, masking paper, guide marks, lint, residue, dust or foreign material shall appear within the image area.

2.07 Opaquing - It shall be on the base side of the film, unless requested on the emulsion side.

2.08 Pin Holes - Pin holes larger than .003 inches in diameter and appearing within live image areas are to be opaqued.

2.09 Reproduction Size - The range for final image size is 98-100%.

3. PACKING AND PACKAGING

Packing

3.01 Packing of film negative shall be performed in such a manner as to prevent damage to film.

3.02 The film shall be packed in suitable containers which will provide protection against bending, scratching, or other damage during handling and shipment.

Packaging

3.03 Packaging and Shipping shall be as directed or as covered by the contract with CBD Media L. L. C.

TELCO DIRECTORY PAPER SPECIFICATION

THE PRODUCT SHALL BE IN ACCORDANCE WITH THE LATEST INFORMATION AUTHORIZED HEREIN.

THE QUALITY OF THE MATERIAL USED AND THE METHOD OF MANUFACTURING, HANDLING, AND SHIPPING, SHALL BE SUCH AS TO INSURE FOR THE FINISHED PRODUCT THE PROPERTIES HEREINAFTER SPECIFIED.

NO DEVIATIONS FROM THIS SPECIFICATION NOR ANY CHANGES IN THE PRODUCT PREVIOUSLY FURNISHED UNDER THIS SPECIFICATION AND FOUND ACCEPTABLE SHALL BE MADE WITHOUT PRIOR APPROVAL OF CBD Media L. L. C..

WHERE DIMENSIONS ARE GIVEN IN THIS SPECIFICATION WITHOUT SPECIFIC TOLERANCES, OR WHERE NO DIMENSIONS ARE GIVEN, THE TOLERANCE AND DIMENSIONS SHOWN ON THE MANUFACTURER'S DRAWINGS, OR PERMITTED BY GOOD SHOP PRACTICES, SHALL BE CONSIDERED ACCEPTABLE.

WHEN SAMPLES IN ACCORDANCE WITH THIS SPECIFICATION ARE ORDERED FOR EXAMINATION AND APPROVAL, NO COMMITMENTS WHICH OBLIGATE THE PURCHASER SHALL BE MADE AND NO MERCHANDISE SHALL BE FURNISHED BY THE SUPPLIER UNTIL SUCH APPROVAL IS RECEIVED, UNLESS THE SUPPLIER IS SPECIFICALLY AUTHORIZED TO THE CONTRARY. THE APPROVAL OF SUCH SAMPLES SHALL NOT BE CONSTRUED AS WAIVING THE REQUIREMENTS OF THIS SPECIFICATION IN ANY RESPECT.

ANY PRODUCT TESTING FACILITIES AND PERSONNEL REQUIRED BY THE CBD MEDIA L. L. C. QUALITY REPRESENTATIVE AT THE MANUFACTURER'S PLANT, TO DETERMINE THAT THE PRODUCT MEETS THE REQUIREMENTS OF THIS SPECIFICATION, SHALL BE PROVIDED BY THE MANUFACTURER.

1. GENERAL

1.01 This specification covers the requirements for CBD Media L. L. C. Directory Paper.

2. DESCRIPTION

2.01 The material desired shall be a light weight printing paper containing a mixture of virgin mechanical wood pulp (ground wood, refiner, thermo mechanical-TMP, thermo chemical-TCMP-CTMP), chemical wood pulp fibers and recycled fibers. The use of "high yield" chemical pulps are generally unacceptable due to their susceptibility to color reversion. The fibers can be reclaimed from old directories or other suitable grades of waste paper.

Recycled content percentages will follow prescribed State and Federal guidelines. Typically 40% by 1998 and thereafter. The use of post consumer, post industrial and/or de-inked fibers will be determined by State and Federal laws. The paper may be pigmented with clay, titanium dioxide or other suitable mineral filler. It is intended for the manufacture of telephone directories on high speed presses and binding equipment. It shall be furnished in 22.1# basis weight.

2.02 The type of raw materials, their formulation, and the processes used in manufacturing the paper shall be optional with the supplier, unless otherwise stated in this specification. During the course of the contract, the purchaser shall be notified of any major changes which might be made.

2.03 The paper is free of any substances known to be hazardous.

3. REQUIREMENTS

General Requirements

3.01 Finish - The paper shall have a uniform finish free from lint or fuzz.

3.02 Sizing - The paper may be sized. The purchaser shall be notified of the sizing.

3.03 Formation - The paper shall have an even fiber formation and be a flat laying sheet free from wave or curl. The sheet shall be of uniform weight and caliper against its full width.

3.04 Cleanliness - The paper shall be essentially free from dirt, bark, slime spots and other impurities.

3.05 Printability - It shall be suitable for the printing of telephone directory text pages by the offset process, in one, two or four color spot or process color. Printed matter will include text, line illustration full page tints (using 100 line screens) and halftones (using 85 line screens). The paper shall have a minimum tendency to pick or lint during printing.

3.06 Deliveries - Shall conform to approved samples in the characteristics covered by this section (General Requirements). Each shipment must be labeled with the following information:

1. Name of Suppliers Company
2. Title of the job for which the stock is intended.
3. M weight/ Net & Gross weight (must correspond to manifest)
4. Quantity of sheets (if applicable)
5. Size of stock and direction of grain
6. Trade name of stock
7. Roll and mill identification number
8. Basis weight
9. Recycled fiber content

Detail Requirements

3.07 through 3.15 see Page 17 of 22, Attachment IV.

4. TESTING CONDITIONS AND METHODS OF TEST

All physical test, unless otherwise stated, will be made under standard conditions of 50 + 2 percent relative humidity and 73.4 +_3.6°F in accordance with ASTM Designation D685. Samples shall be tested in accordance with the following methods of the Technical Association of the Pulp and Paper Industry and the American Society for Testing and Materials. (Test procedures methodology subject to change as improvements in test equipment occur.)

Basis Weight - ASTM D646

Thickness - ASTM D645 (Single sheet specimens)

Bursting Strength - ASTM D774

Tensile Breaking Strength - ASTM D828 (1/2" sample width)

Tearing Resistance, Internal - ASTM D689

Smoothness (Sheffield) - TAPPI UM518

Porosity (Sheffield) - TAPPI UM524

Brightness - TAPPI UM452m

Opacity - ASTM D589

5. COLORS

5.01 White, yellow. The color shall be uniform with two-sidedness held to a minimum. The dyes used shall not impart toxic properties to the paper. Preferred dyes are those which may be completely bleached from the paper when it is soaked for one hour in an aqueous solution consisting of one percent sodium hydrosulphite and two percent sodium sulphite at 60°C. The yellow color may be obtained by the use of the Basic Yellow Dyes 58, 78, 8265, 4G (Astra Yellow 4G), or approved equivalent.

The paper color shall be measured by multiple filter colorimetry, or color spectrophotometer in accordance with TAPPI T524 su72. For this method, samples of directory paper may be used as temporary standards in assigning "specific calibration" values. When using directional instruments, 2 measurements shall be taken at 90° to each other and averaged for the result. On diffuse instruments, one reading is adequate.

The following L, a, b, color scale system values shall apply when measured as specified above.

White

All Types

		L	a	b
	Centroid	83.89	-0.24	8.69
	Maximum	86.28	-0.98	10.05
	Minimum	81.52	0.47	5.95

Yellow

All Types

		L	a	b
	Centroid	83.25	-5.65	29.25
	Maximum	84.50	-6.25	30.50
	Minimum	82.25	-5.00	28.00

The following are L, a, b color values converted to L*, a*, b* equivalents.

All Types

White

	L	a	b
Centroid	87.18	-0.24	9.25
Maximum	89.13	-0.98	10.67
Minimum	85.23	0.48	6.29

Yellow

All Types

	L	a	b
Centroid	86.66	-5.80	36.97
Maximum	87.68	-6.45	38.37
Minimum	85.83	-5.09	34.96

Alternatively, the paper color may be measured with a spectrophotometer using Illuminant C and calculating the color values from the tristimulus data.

4. SIZES

6.01 Rolls: Roll width must not be less than specified and not more than 1/8 inch oversize.

6.02 Sheets: Paper shall be furnished in the sizes ordered and must be flat, trimmed square on four sides with clean, smooth edges, and evenly jogged. Paper must not be undersize and not more than 1/8 inch oversize in either direction, except for sheets 8-1/2 x 14 inches or smaller. On sheets up to and including 8-1/2 x 14 inches, paper shall not be undersize and not more than 1/64 inch oversize in either direction, and no successive sheets within any package shall differ from each other4 by more than 1/64 inch. Paper with the long dimension 32 inches or less will be considered square if the variation does not exceed 1/32 inch; over 32 inches, 1/16 inch.

5. PRINTING TRIALS

7.01 Paper which meets the laboratory requirements will be subjected to printing and binding trials on commercial press and binding equipment. It will be evaluated on the basis of its runability and the appearance of the printed matter.

6. PACKING

8.01 Rolls and sheets shall be protected by suitable wrapper to insure delivery in good condition. Wrapping materials which are water repulpable are preferred. Roll paper shall be tightly wound under even tension. Splices shall be neatly made and conform to the following requirements:

(a) All splices shall be suitably flagged at both ends of the roll.
(b) In a 50 inch diameter roll splices shall not exceed 5 per roll. In a 45 inch diameter roll splices shall not exceed 4 per roll. In a 40 inch diameter roll splices shall not exceed 3 per roll.
(c) *No splices shall be made closer than 0.5 inch from the outside circumference of a 50 inch diameter roll; 0.75 inch from the outside circumference of a 45 inch diameter roll; 1.0 inch from the outside circumference on a 40 inch diameter roll.
(d) *No splices shall be made within 3 inches of the core.
(e) *Splices shall not be closer than 1 inch to each other.

*Note - Requirements ©, (d) and (e) shall be measured along the radius of the roll.

Directory White Test		Units	Target	Range
Basis Weight		lbs./3000	22.2	21.6 to 22.8
Caliper		mils	2.35	2.3 to 2.4
Moisture		%	7	6.5 to 7.5
Tensile		lbs./in.	13	11.5 to 14.0
Burst				
Smoothness				
	(Top)	ml./min.	105	95 to 115
	(Wire)	ml./min.	110	100 to 120
Brightness		%	55.9	54.7 to 57.0
Contrast				
	L	%	83.4	80.3 to 86.4
	a	%	-0.2	-1.1 to 0.6
	b	%	8.7	6.4 to 11.0
Tappi Opacity	%		78.4	77.5 to 79.4
Porosity	ml./min.		75	65.0 to 85.0

Directory Yellow Test		Units	Target	Range
Basis Weight		lbs./3000	22.2	21.6 to
Caliper		mils	2.35	22.8 2.3
Moisture		%	7	to 2.4 6.5
Tensile		lbs./in.	13	to 7.5
Burst				
Smoothness				
Brightness	(Top)	ml./min.	105	95 to 115
	(Wire)	ml./min.	110	100 to 120
Contrast				
	L	%	81-83	80.75 to 83.25
	a	%	-5.3 to -6.3	-5.05 to -6.55
	b	%	27.8 to 29.8	27.6 to 30.1
Tappi Opacity		%	78.1	71.1 to 79.2
Porosity		ml./min.	75	65.0 to 85.0

TELCO COVER STOCK

SPECIFICATION

THE PRODUCT SHALL BE IN ACCORDANCE WITH THE LATEST INFORMATION AUTHORIZED HEREIN.

THE QUALITY OF THE MATERIAL USED AND THE METHOD OF MANUFACTURING, HANDLING AND SHIPPING, SHALL BE SUCH AS TO INSURE FOR THE FINISHED PRODUCT THE PROPERTIES HEREINAFTER SPECIFIED.

NO DEVIATIONS FROM THIS SPECIFICATION NOR ANY CHANGES IN THE PRODUCT PREVIOUSL Y FURNISHED UNDER THIS SPECIFICATION AND FOUND ACCEPTABLE SHALL BE MADE WITHOUT PRIOR APPROVAL OF CBD Media L. L. C..

WHERE DIMENSIONS ARE GIVEN IN THIS SPECIFICATION WITHOUT SPECIFIC TOLERANCES, OR WHERE NO DIMENSIONS ARE GIVEN, THE TOLERANCE AND DIMENSIONS SHOWN ON THE MANUFACTURER'S DRAWINGS, OR PERMITTED BY GOOD SHOP PRACTICES, SHALL BE CONSIDERED ACCEPTABLE.

WHEN SAMPLES IN ACCORDANCE WITH THIS SPECIFICATION ARE ORDERED FOR EXAMINATION AND APPROVAL, NO COMMITMENTS WHICH OBLIGATE THE PURCHASER SHALL BE MADE AND NO MERCHANDISE SHALL BE FURNISHED BY THE SUPPLIER UNTIL SUCH APPROVAL IS RECEIVED, UNLESS THE SUPPLIER IS SPECIFICALL Y AUTHORIZED TO THE CONTRARY. THE APPROVAL OF SUCH SAMPLES SHALL NOT BE CONSTRUED AS WAIVING THE REQUIREMENTS OF THIS SPECIFICATION IN ANY RESPECT.

ANY PRODUCT TESTING FACILITIES AND PERSONNEL REQUIRED BY THE CBD MEDIA L. L. C. QUALITY REPRESENTATIVE AT THE MANUFACTURER'S PLANT, TO DETERMINE THAT THE PRODUCT MEETS THE REQUIREMENTS OF THIS SPECIFICATION, SHALL BE PROVIDED BY THE MANUFACTURER.

1. GENERAL

1.01 This specification covers the requirements for CBD Media L. L. C. Cover Stock.

2. DESCRIPTION

2.01 The stock desired under this specification shall be non-pasted white cover paper weighing 128 pounds per ream of 500 sheets, (24" x 36" basis). It is made from a combination of bleaches chemical wood pulp and recycled fibers. It is coated on one side with a mineral pigmented coating weighing about 4 pounds per 1000 square feet. The fibers can be reclaimed from old directories or other suitable grades of waste paper. Recycled content percentages will follow prescribed State and Federal guidelines. Typically; 20% 1994, 25% 1995, 30% 1996, 35% 1997, 40% 1998. The use of post consumer, post industrial, and/or de-inked fibers will be determined by State or Federal laws.

2.02 The type of raw materials, their formulation and the processes used in manufacturing the paper shall be optional with the Seller but subject to the Buyer's agreement. During the course of the contract no changes shall be made without prior approval of the Buyer.

2.03 The stock shall be suitable for use as telephone directory covers, printed on high speed perfecting presses and perfection bound on binding equipment.

3. REQUIREMENTS

General

3.01 Finish- The stock shall have a smooth finish, as free as possible from mottle, with satisfactory ink and varnish hold-out properties. It shall be suitable for multi-color printing by the offset process. .

3.02 Formation -The stock shall have even formation and be a flat lying sheet free from wave and curl.

3.03 Cleanliness -The stock shall be clean, free from dirt specks, slime spots and other imperfections.

3.04 Ply Separation and Cracking Resistance -The stock shall be free from any tendency to separate into individual plies or to crack or split in normal printing and binding operations, or in normal service use.

3.05 Coating -The stock shall be evenly coated on one side with a white mineral pigmented coating. The coating shall be smooth, flexible, uniformly adherent, free from particles which will pick or lift under normal conditions and be free of mottle, dirt and pine holes. It shall provide a surface of uniform ink absorptivity and gloss. Coating mixture must be recycled in de-inking and re-pulping operations.

3.06 Deliveries shall conform with approved samples in the characteristics covered by this section (GENERAL REQUIREMENTS)

3.07 Color -White (blue-white) must match approved samples.

The cover stock color shall be measured by multiple filter colorimetry , or color spectrophotometer in accordance with TAPPI t524 SU 72. For this method, samples of directory cover stock may be used as temporary standards in assigning "specific calibration" values. When using directional instruments, 2 measurements shall be taken *90°* to each other and averaged for the result. On diffuse instruments, one reading is adequate.
The following L, a, b color scale system values shall apply.
White

	All Types		
	L	a	b
Centroid	92.36	-1.00	2.04
Maximum			
Minimum			

Detail Requirements	128 lb.
3.08 Basis Weight	
24" x 36" -500 sheets lbs.	
Minimum	120
Maximum	132
3.09 Thickness	
Inch, Minimum	.0095
Inch, Maximum	.0105
3.10 Bursting Strength	
Points, Minimum	55

3.11	Internal Tearing Resistance	128 lb.
	M.D., grams, Minimum	170
	C.D., grams, Minimum	170
3.12	Ash	
	Percent, Minimum	5
	Percent, Maximum	14
3.13	Brightness	
	Percent, Coated, Minimum	75
	Percent, Uncoated, Minimum	75
3.14	Wax Pick Pick Test No, Uncoated Side, Minimum	 12A
3.15	Oil Hold-out Vanceometer, Percent Coated Side, Minimum Uncoated Side, Minimum	 80 20
3.15	Stiffness- Taber gram centimeters M.D. Minimum C.D. Minimum	 40 20
3.16	Smoothness Sheffield Units Coated Side, Maximum Uncoated Side, Maximum	 40 150

4. TESTING CONDITIONS AND METHODS OF TEST

4.01.1 All physical tests will be made under standard conditions of 73°F and 50 percent relative humidity. Samples will be tested in accordance with the following methods of the Technical Association of the Pulp and Paper Industry, and the American Society for Testing and Materials:

Basis Weight	-ASTM D646
Thickness	-ASTM D645
Bursting Strength	-ASTM D744
Internal Tearing Resistance	-ASTM D689
*Ash	-ASTM D586
Brightness	-ASTM D985
*Wax Pick for Surface Strength	-TAPPI T459

*Oil Hold Out, Vandeometer	-TAPPI UM 519 except use 5 drops of Nujol. Apply oil directly to specimen and measure gloss after 30 seconds.
Taber Stiffness	-TAPPI T489
*Sheffield Smoothness	-TAPPI UM 518

*Tests performed by mill

5. PRINTING TRIALS

5.01 Paper which meets the laboratory requirements will be subjected to printing and binding trials. It will be evaluated on the basis of its runability, appearance and binding performance.

6. GRAIN

6.01 Grain direction of sheets shall run as specified on order.

7. SIZE AND TRIM

7.01 Rolls: Roll width must not be less than specified and not more than 1/8 inch oversize. The rolls shall be tightly wound and shall have clean, smooth edges.

7.02 Sheets: Paper shall be furnished in the sizes ordered and must be flat, trimmed square on four sides with clean, smooth edges, and evenly jogged. Paper must not be undersize and not more than 1/16 inch oversize in either direction. No successive sheets within any package shall differ from each other by more than 1/16 inch. Paper with long dimension up to 32 inches will be considered square if the variation does not exceed 1/32 inch; over 32inches, 1/16 inch.

8. PACKING

8.01 Sheets shall be packed on skids. Both rolls and sheets shall be protected by suitable moisture resistant wrappers to ensure delivery in good condition. Wrapping materials which are water repulpable are preferred. The outside of the wrapper shall be imprinted with the identifying ordering number.

8.02As required by Seller, sheets shall be packed with the coated side up or down; rolls shall be wound with the coated side facing the core or the outside of the roll.

DEFINITIONS

PRELIMINARY

Preliminary receives and verifies incoming copy and checks for tell tales, folios, edition sound codes and notifies Buyer of errors detected prior to plating operations.

PLATING TEXT

Plating incorporates the copy verification, page line-up, plate exposure, plate processing and the cost of plating and materials.

Plating material costs are considered fixed. Page plating charges are based on the actual number of pages using black, red, blue or yellow in a given form.

In the event Seller discovers a supplied copy error which Buyer chooses to have repaired, number 2 plates may become necessary in the event an error is detected prior to or during the plating operation or press run. For errors detected are plating but prior to the pressrun, charges include; (see PRELIMINARY) and plating (see PLATING or PLATING TEXT).

For errors detected during a pressrun, charges include; all items found in the above paragraph plus charges for press stop/press re-start and any press down time. The press stop/re-start charge includes re-plating and paper waste attributed to the press stop. Only those color plates requiring changes and actually replaced during the press stop are billable.

PRESS MAKEREADY

Press makeready incorporates all the usual and customary operations needed to prepare a web offset press for printing. Functions include, but are not limited to, the following: reel stand set-up, web tension control adjustments, folder set-up, compensator adjustments, plate-up, blanket replacement, ink wash-up, ink trane adjustments and delivery/bundling/logging mechanical adjustments.

Makeready prices for reprints (back-to-press) are reduced by 33% from contract price levels.

PRESSWORK TEXT

Includes paper handling, printing, folding, and delivery of single or multi-color directory signatures via web offset. Standard page breaks are based on press type and configuration, and are typically defined in full form terms based on final trim size (i.e. 9-5/8" x 10-7/8" = 56, 9" x 10-7/8" = 64, etc.) increments.

Material costs include but are not limited to inks, fountain solutions and blankets. Variations in ink coverage (e.g. full page yellow tinting or white knockout directories, border tinting, standard classified advertising or any other color features) is included in press running rates for 1, 2, 4 color process. The following are the breakdowns for this material:

4.61% of presswork price attributed to black ink.

3.52% of presswork price attributed to red ink.

2.24% of presswork price attributed to blue ink.

16.36% of presswork price attributed to yellow ink.

0.00% of presswork price attributed to paper.

Presswork material costs are considered fixed.

A. A non-standard page break may be considered a Special Form if certain conditions are met. Conditions include restrictions imposed on the Seller by Buyer. Examples would include Split Run Directories (see PRESSWORK section B).

B. Split Run Directories are multi-version books with the same title that incorporate advertising which changes within or crosses over a form. These are typically designated as an "A" or "B" version, however, versions may exceed two.

BINDING

Binding is defined as gathering, covering, trimming, shrink-wrapping, bundling and delivery of printed materials for a specific directory title bound via perfect binding.

A. BINDER MAKEREADY includes all charges for the receipt, verification, material handling, scheduling, warehousing and staging of internally or externally produced materials (i.e., text signatures, Audio Text Pages, Coupons, tabs, covers, etc.) used in the binding of a specific directory title. Seller shall provide binder spoilage percentage(s) for externally produced materials.

   BINDER MAKEREADY charges include all functions and adjustments necessary in the set-up and initial start-up of a multi-pocket gathering machine used to produce telephone directories of various sizes. This is a one time charge per title based on the number of pockets required.

The following information is related to binding:

.24% of BINDER RUNNING price attributed to glue.

.09% of BINDER RUNNING price attributed to shrink-wrap.

10.24% of BINDER RUNNING price attributed to pallets.

0.00% of BINDER RUNNING price attributed to spoilage.

PAPER FACTORS - TEXT

Paper factors are used to calculate the total weight of paper (in pounds) per 1,000 printed pages. The factor includes white/yellow waste, running waste, core waste, paper caliper, basis weight, roll size, and roll diameters.

All text paper factors are based on a 24 inch by 36 inch basis size with 500 sheets. Due to changes in basis weight and the number of colors utilized in a press run, paper factors may vary.

DEFINITIONS
COVERS

PRELIMINARY

Buyer, at its option, may have cover preliminary work produced by either the printer or another designated supplier.

Option 1 Seller Produces Final Film

Seller is responsible for receipt, verification, validation, scheduling and production of all artwork, mechanicals, photos, and/or transparencies required to generate final composite films and color proofs for printing DIRECTORY COVERS.

Operational charges include camera exposures (including Opticopy), film processing, mechanical color breaks, halftones, screen tints, color separations (scanning), film assembly (stripping), generation of composite films, backbone/spine calculation and color proofing.

Option 2 Outside Supplied Final Film

Seller is responsible for receipt, verification, and scheduling of single page final films supplied by an outside supplier.

Seller is responsible for cover imposition, backbone/spine calculation, and creating final files for plating.

Option 3 Buyer Supplied Digital Files

Seller is responsible for receipt, verification, and scheduling of single page digital files supplied Buyer.

Seller is responsible for cover imposition, backbone/spine calculation, and creating final files for plating.

PLATING COVERS

Plating incorporates page line-up, plate exposure, plate processing and the cost of plating and materials.

Plating material costs are considered fixed. The percentage of total expenses associated with plate materials are as follows:

Plate Materials	24.836%

To calculate plating charges add the total outside cover colors to the total inside cover colors and multiply that sum by the plate price.

Example: A 5-1-1-5 cover calculation would be (5+1) * plate price); a 5-1-2-5 cover calculation would be (5+2) * plate price).

MAKEREADY COVERS

Incorporates all adjustments or functions necessary to prepare a sheet-fed offset press for production. Operations include, but are not limited to, adjustments to in-feed, grippers, side guides, impression cylinder, blankets, ink color, fountain solutions, conductivity, ink densities and delivery.

Makeready is considered a fixed operating expense. Makeready calculations are determined by the number of press units available and the number of units required and used on the outside front/back and inside front/back positions. If the total number of units required to produce a cover exceeds the maximum number of units available on a single pass, then an additional pass will be assessed.

Example: On a six (6) unit press, a 5-1-1-5 cover requires six plates (5 outside units + 1 inside unit = 6 units), and one makeready charge.

On a six (6) unit press, a 5-1-2-5 cover requires seven (7) plates (5 outside units + 2 inside units = 7 units), and two makeready charges.

The first pass for an imprinted cover, 5-0-0-5, requires five (5) plates (5 outside units + 0 inside units), and one makeready charge. The second pass for an imprinted cover, 1-1-1-1, requires two (2) plates (1 outside unit + 1 inside unit =2 units), and one makeready charge.

PRESSWORK RUNNING COVERS

Includes material costs plus paper handling, printing, delivery and cutting of multi-color directory covers via sheetfed offset. Material costs include but are not limited to inks, fountain solutions and blankets.

Paper handling expenses include those charges incurred during the pressrun and any administrative costs associated with receiving, ordering and warehousing of paper. The following information relates to this operation:

4.08% of the paper handling costs included during pressrun.

1.48% of the paper administrative costs included in the presswork price.

Material costs include but are not limited to inks, fountain solutions and blankets. Variations in ink coverage, per color, must be included in the ink running rates. The following information relates to this operation:

2.02% of presswork price attributed to black ink.

2.02% of presswork price attributed to magenta ink.

2.02% of presswork price attributed to cyan ink.

2.02% of presswork price attributed to yellow ink.

2.02% of presswork price attributed to varnish.

0.00% of presswork price attributed to paper. Presswork material costs are considered fixed.

PAPER FACTORS - COVERS

Paper factors are used to calculate the total weight of paper (in pounds) per 1,000 printed covers. The factor includes white waste, running waste and basis weight.

All cover paper factors are based on a 24 inch by 36 inch basis size with 500 sheets. Due to changes in basis weight and number of colors utilized in a press run, paper factors may vary.

Standard directory covers utilize a 4-2-2-4 + varnish color format. A base paper factor for 120# sheets has been provided based on single or double pass.

SOCIAL SECURITY TAX FACTOR CALCULATIONS
PENNSYLVANIA
5/15/2005

2004 Sales Less Paper

		A % of Sales Representing Labor Assessable for Taxes	B Tax Rate	C (A) X (B) Factor
State Unemployment Insurance				
Payment of Wages to $8,000	2,232,697			
Total Company Sales Less Paper	42,137,164	5.30%	11.55%	0.6120%
Federal Unemployment Insurance				
Payment of Wages to $7,000	1,955,135			
Total Company Sales Less Paper	42,137,164	4.64%	0.80%	0.0371%
Social Security Wages				
Payment of Wages to $84,900	10,249,319			
Total Company Sales Less Paper	42,137,164	24.32%	6.20%	1.5081%
Medicare Wages				
Payment of Total Wages	10,327,375			
Total Company Sales Less Paper	42,137,164	24.51%	1.45%	0.3554%
TOTAL FACTOR				2.513%